20
23

TRIPLEFLAG
PRECIOUS METALS

ANNUAL REPORT

TABLE OF CONTENTS

LETTER FROM THE CEO

Dear fellow shareholders,

I am pleased to share our annual report and year-end review for 2023 – another successful year for Triple Flag Precious Metals, which has now achieved a compound annual growth rate in gold equivalent ounces (**"GEOs"**) of more than 20% since 2017 – the highest across the sector.

2023 was another year of delivery and growth, in pursuit of growing value per share for our investors. We closed the acquisition of Maverix Metals in January 2023, brought in additional team members and directors to broaden our capabilities, continued with our disciplined and accretive dealmaking activities that built this business since inception in 2016, delivered strong ESG performance, and achieved new records on multiple metrics. Overall, I am pleased with our efforts on value creation for all stakeholders and look forward to what lies ahead in 2024.

ANOTHER YEAR OF RECORD PERFORMANCE

During the year, we continued our track record of growing value per share across a portfolio that is largely located in favourable jurisdictions such as Australia and the Americas.

2023 was our seventh consecutive year of GEOs growth, reaching 105 koz in GEOs sales and achieving our guidance range for the year. This strong performance resulted in $154 million in operating cash flow and $159 million in adjusted EBITDA for 2023 – both new records for Triple Flag. For the second consecutive year since our initial public offering, we also increased our dividend by approximately 5%, which is now $0.21 per share on an annualized basis. We also bought back $21 million of common shares under our NCIB, signalling support for our shareholders while buying back part of our portfolio at what we deemed as attractive valuations for a portfolio of this quality.

GROWING VALUE THROUGH ACCRETIVE ACQUISITIONS

Triple Flag remained active on the dealmaking front in 2023, which was our second largest year of capital deployment since our inception, with nearly $700 million in completed deals.

2023 started with the closing of the Maverix Metals acquisition that increased our portfolio size to 228 assets in January 2023. The Maverix portfolio has proven to be extremely complementary, with a good mix of gold-focused, cash generating assets bolstered by a significant number of quality development and exploration stage assets, including Hope Bay, Eskay Creek, Koné and South Railroad which are progressing well. We are happy to see our thesis play out and look forward to seeing these assets develop further.

The Maverix transaction also enhanced the capital markets profile of Triple Flag, with a more than tenfold increase in trading liquidity, a broader shareholder base, as well as enabling index inclusion in the MVIS Global Junior Gold Miners, S&P/TSX Global Gold and Solactive Global Silver Miners indices.

Subsequently in June 2023, Triple Flag acquired a 2.5% net smelter return royalty on the producing Agbaou gold mine in Côte d'Ivoire for $15.5 million, and in September, Triple Flag acquired an additional 2.65% net smelter return royalty on the Stawell gold mine in Australia for $16.6 million. These acquisitions provided immediate gold equivalent ounce sales and we are excited to benefit from their growth, optionality, and mine life extension potential alongside our operating partners.



AUTHENTIC SUSTAINABILITY & PRIORITIZING TALENT

Excellence and authenticity in our strategic approach to sustainability remain core to Triple Flag's identity as a capital provider to the mining sector and we are pleased to showcase our 2023 initiatives and accomplishments. We believe that our sustainability approach complements our dealmaking capabilities with potential mining partners. We go beyond merely providing competitive funding, helping build strong partnerships that reinforce the efforts of our mining partners to enhance their privilege to operate, which benefits our investors by extension.

During the year, we materially upgraded our management and Board talent bench as a strategic priority, which also enabled us to achieve our 2025 target of over 30% women on the Board, with 33% of our Board and 43% of our seven independent directors identifying as women. We also achieved our 2025 target of 30% diversity amongst our senior management with 33% identifying as visible minorities. We will continue to evolve our targets on substantive grounds in time. .

Our hiring approach this past year added depth and strength to our bench and succession planning across all disciplines, while staying true to our lean core team approach, supported by our networks of complementary global functional experts, which have served us well as deal makers, capital allocators and portfolio managers. We continue to achieve high levels of engagement from our team and were once again named one of Canada's Great Places to Work, with an overall rating of 99%.

We are also proud to continue our ongoing sponsorship of scholarship and bursary programs, run in conjunction with Impala Bafokeng Platinum in South Africa, Northparkes in Australia, and the Triple Flag Young Mining Scholarship in Canada. Since inception, we have contributed over $800k to support education initiatives worldwide, improving our mining partners' social license to operate with their local communities under our partnership approach.

Triple Flag has continued to be a carbon neutral company since inception, offsetting over 54,000 tCO_2 of our Scope 1, 2, and 3 emissions, including our share of the emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals, maintaining our commitment towards net zero emissions by 2050.

OUTLOOK

With our ample firepower of roughly $660 million in available liquidity, growing cash generation profile of our portfolio, a broad base of 234 assets, our eighth successive sales record projected for the year ahead, and a five-year average annual sales outlook of 140,000 GEOs, Triple Flag's outlook is compelling and primed for continued growth in value per share.

We are also pleased to welcome Evolution Mining as our new operating partner for our cornerstone gold and silver stream on the Northparkes mine in New South Wales, Australia. With significant in-country expertise in large-scale, underground caving operations from the Ernest Henry mine, and their impressive value creation from the drill bit demonstrated at the Cowal mine, Evolution is well-positioned to continue delivering on the successful track record of Northparkes.

We are excited to continue growing Triple Flag into a leader in the sector with our top sustainability ratings and track record of value-driven capital allocation decisions as a pure-play precious metals royalty and streaming company. With the Board and management team being large shareholders ourselves, we are completely aligned in ensuring the best outcomes for all stakeholders and are looking forward to what 2024 brings.

Shaun Usmar
Founder, Chief
Executive Officer
and Director



"We are excited to continue growing Triple Flag into a leader in the sector with our top sustainability ratings and track record of value-driven capital allocation decisions as a pure-play precious metals royalty and streaming company."

VISION, MISSION AND STRATEGY



Vision

To be a leading global sustainable precious metals investment.

Mission

To be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Strategy

Our strategy is to grow our portfolio and value per share through ongoing investments in primarily precious metals streams and royalties with a prioritization on sustainability. Our focus is on:

Supporting our partners' strategic priorities and sustainability initiatives by offering streaming and royalty funding that is tailored to enable their individual needs, while also providing financial support to strengthen their sustainability programs and enhance their privilege to operate with their host communities and work force.

Delivering growth by:

- Utilizing our deep experience and networks across all aspects of the mining industry, which yields more opportunity for bilateral deals rather than narrow competitive processes

- Offering our partners value beyond capital via our sustainability programs and using our knowledge and experience to provide continued support and insight to help them maximize value

- Capturing the available synergies between our long-term focus and investment horizon and the lengthy timelines for exploration and development in the mining sector

- Unlocking the value arbitrage on offer from base metals mines with non-core precious metals byproducts that can be streamed and are more valuable within a precious metals company

Generating attractive returns for our shareholders by:

- Building a portfolio of investments in cash-generating mines and construction-ready, fully permitted projects, balanced by prudent investments across earlier stages of the mine life cycle to offer investors exposure to ongoing growth across multiple time horizons

- Growing cash flow per share over the long term

- Offering growing exposure to precious metals ounces backed by robust cash yields, a good dividend and attractive returns

- Hiring exceptional talent that aligns with our values and culture, enabling us to secure and execute on the best deal opportunities available

- Employing a lean, highly capable and engaged team that draws on specialized skills from our external global network to optimize due diligence effectiveness while controlling G&A expenses

- Managing risk through our due diligence, ongoing portfolio optimization activities and investment processes

- Maintaining our status as a sustainable, carbon neutral company while giving back to host communities with investments in social programs

- Aligning management and shareholder interests via our team's significant ownership position in Triple Flag

FINANCIAL HIGHLIGHTS

"2023 was a transformational year for Triple Flag. The Company started the year with the successful acquisition of Maverix Metals Inc. and finished the year with a seventh consecutive year of record GEOs, while achieving SOX certification."

Susan Allen
Director and Chair of the
Audit and Risk Committee



2023 GROWTH YEAR-OVER-YEAR

OPERATING CASH FLOW

↑ 30%

$154.1 million

GEOs

↑ 24%

105,087 ounces

OPERATING CASH FLOW
(US$M)



FREE CASH FLOW[1]
(US$M)





NET EARNINGS AND ADJUSTED EBITDA[1]
(US$M)



- Adjusted EBITDA
- Net Earnings

GROSS PROFIT MARGIN AND ASSET MARGIN[1]
(% of Revenue)



- Asset Margin
- Gross Profit Margin



1. **Buriticá,** Antioquia, Colombia

2. **Impala Bafokeng Operations,** North West Province, South Africa

(1) Free cash flow, Adjusted EBITDA, and Asset margin are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in the MD&A.

YEAR IN REVIEW: SUSTAINABILITY AT TRIPLE FLAG

OUR VOLUNTARY COMMITMENTS AND CORPORATE INITIATIVES

 We completed the United Nations Global Compact (**"UNGC"**) Climate Ambition Accelerator program to accelerate progress towards net-zero emissions by 2050 and aim to scale up credible corporate climate actions by aligning company emission reduction targets with the 1.5°C pathway.

 We engaged Sustainalytics (a Morningstar company) to conduct a second annual review of Triple Flag's ESG initiatives, ranking 3rd out of 117 companies in the precious metals industry and ranking within the top 2% of over 15,000 companies worldwide.

 We received our inaugural rating of AA in the MSCI ESG Ratings assessment, being recognized as a leader in ESG management. Triple Flag falls into the highest scoring range for corporate governance relative to peers and performed higher than the industry average in the environmental and social categories, excelling in community relations and health & safety metrics.

 In September 2023, we were awarded Best Company for Social Responsibility (Mid-Cap) by ESG Investing. This award recognizes intentional and impactful community outreach, highlighting our commitment to serve our local and partner communities through active engagement.

 We committed to set a near term emissions reduction target, in line with climate science with the Science Based Targets Initiative (**"SBTi"**).

 In 2023, we nominated four local charities surrounding our Fosterville and Northparkes mine sites to the WGC charitable grant program. Two Fosterville nominations were each awarded $100,000 and the two Northparkes nominations were each awarded $50,000. These funds will be used to build integral infrastructure that will increase the service capacity of charitable organizations.

 To further our commitment toward the Women's Empowerment Principles (**"WEP"**) in promoting gender equality in the workplace, we launched our women's Employee Resource Group (**"ERG"**), aimed at increasing knowledge transfer, sharing and networking among our female staff.

 Triple Flag has received a Great Place to Work Canada certification for two years in a row, with a 99% score in 2023, up from 96% in 2022. These scores are a testament to our engaging workplace and culture, and the cohesive and winning culture our management team has created at Triple Flag.

CARBON NEUTRAL SINCE INCEPTION

Since our inception in 2016, we have offset all carbon emissions related to our direct corporate activities (Scope 1, Scope 2, and Scope 3 – Commuting and Business Travel), as well as our downstream emissions attributable to our mining partners' activities (Scope 3 – Financed Emissions), offsetting over 54,000 tCO_2, maintaining our commitment towards net zero emissions by 2050.

We carefully select projects that are located near our investments, align with our community investment focus areas, and make a measurable positive impact to the environment. On this basis, we have retired verified carbon offsets for each year between 2016 and 2022 and have purchased preliminary offsets for 2023.

CONNECTING WITH COMMUNITIES

Partnering with our communities and supporting responsible investment across our portfolio is a vital element in enhancing the environmental, social, and economic well-being of those communities in which our mining partners operate. Our Community Investment Strategy was informed by our material issues, stakeholder priorities, and community investments identified by the 32 producing mines within our 2023 portfolio.

DIVERSITY, EQUITY & INCLUSION

33%

PROPORTION OF BOARD MEMBERS IDENTIFYING AS WOMEN

43%

PROPORTION OF INDEPENDENT DIRECTORS IDENTIFYING AS WOMEN

33%

PROPORTION OF OUR SENIOR MANAGEMENT TEAM IDENTIFYING AS ETHNICALLY AND/OR RACIALLY DIVERSE

INVESTING IN PEOPLE

20

HOURS OF TRAINING SPENT ON AVERAGE, PER YEAR, PER EMPLOYEE

100%

OF EMPLOYEES RECEIVE EMERGENCY AND POLICY TRAINING

92.3%

RETENTION RATE IN 2023

COMMUNITY INVESTMENT SPOTLIGHT



SDG 4: QUALITY EDUCATION

- Triple Flag Bursary Program (Implats) allocates $100,000 annually to South African students studying in geology, engineering, or accounting programs

- Triple Flag Community Fund (Northparkes) invests A$50,000 annually for scholarships, community initiatives, and recreational sports programs in the communities surrounding the mine

- Triple Flag Young Mining Professionals Scholarship awards C$10,000 annually to a Canadian student pursuing education in the mining sector



SDG 11: SUSTAINABLE CITIES AND COMMUNITIES

- The Triple Flag team spent a day volunteering at a Habitat for Humanity construction site, working on a 20-unit affordable housing complex

- Donated C$10,000 to the Atlantic Canada Wildfire Fund which offered support to residents of Eastern Canada facing devastating wildfire damage

- Sponsored a table at the Frontline Ball in Orange, Australia, where over A$100,000 was raised to support the Central West Ronald McDonald House

Hope Bay
GOLD ROYALTY

Hemlo
GOLD ROYALTY

Eskay Creek
GOLD AND SILVER
ROYALTY

Florida Canyon
GOLD ROYALTY

Young-Davidson
GOLD ROYALTY

Pumpkin Hollow
GOLD AND SILVER
STREAM

Eagle River
GOLD ROYALTY

Moss
GOLD STREAM

Camino Rojo
GOLD ROYALTY

Gunnison
COPPER STREAM

Buriticá
SILVER STREAM

La Colorada
GOLD STREAM

El Mochito
SILVER STREAM

Cerro Lindo
SILVER STREAM

OUR ASSET PORTFOLIO

Our diversified portfolio of streams and
royalties provides exposure to production
from a suite of long-life mining assets,
including the Northparkes copper-
gold mine in Australia, the Cerro Lindo
polymetallic mine in Peru, the Fosterville
gold mine in Australia, the Buriticá gold
mine in Colombia and the Impala Bafokeng
Operations in South Africa.

ASSET

2023 Revenue Breakdown

22%	● Cerro Lindo
14%	● Northparkes
9%	● ATO
6%	● Impala Bafokeng
6%	● Buriticá
5%	● Fosterville
38%	● Other

Diversified
Revenue from

32
Assets

ATO
GOLD AND SILVER STREAM

Northparkes
GOLD AND SILVER
STREAM

Kone
GOLD ROYALTY

Agbaou
GOLD ROYALTY

Impala Bafokeng
GOLD STREAM

Beta Hunt
GOLD ROYALTY

Dargues
GOLD ROYALTY

Fosterville
GOLD ROYALTY

Stawell
GOLD ROYALTY

Henty
GOLD ROYALTY

● PRODUCING ASSETS   △ DEVELOPMENT STAGE ASSETS   ▢ EXPLORATION STAGE ASSETS

COMMODITY
2023 Revenue Breakdown

58% ● Gold
37% ● Silver
5% ● Other

95%
Precious Metals

GEOGRAPHY
2023 Revenue Breakdown

31% ● Latin America
26% ● Australia
26% ● North America
17% ● Rest of World

83%
Australia and Americas



OUR TEAM

The Triple Flag management team members are miners first and foremost. The team is led by Founder and Chief Executive Officer, Shaun Usmar, a veteran mining professional with experience spanning geographies, commodities and functions in executive leadership positions with some of the world's leading mining companies. Triple Flag's experienced executive, financial and technical mining expertise in concert with our global network of geological, exploration, mining, processing, ESG, tax and other necessary expertise enables the team to benefit from deep experience in all aspects of the mining value chain and appeal to the priorities and objectives of mining executives.

SHAUN USMAR
Founder, Chief Executive Officer and Director

Shaun is an international mining executive with 30 years of experience working globally in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Prior to founding Triple Flag, he served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, and held multiple senior executive roles in Xstrata and Billiton. He started his career in operating roles in the steel and aluminum sectors.

Shaun holds a Bachelor of Science in Metallurgy and Materials Engineering from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.

SHELDON VANDERKOOY
Chief Financial Officer

Sheldon is a founding member of the Triple Flag management team, with 20+ years of experience in the mining sector. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP.

Sheldon holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen's University, both in Canada. Prior to attending law school, Sheldon was a Chartered Accountant at Ernst & Young LLP.

JAMES DENDLE
Senior Vice President, Corporate Development

James is a geologist with 10+ years of global experience in both the private sector and in consultancy services. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines and development and exploration projects, across predominantly base and precious metals.

James holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.







EBAN BARI
Vice President, Finance



KATY BOARD
Vice President,
Talent & ESG



JOHN CASH
Senior Advisor,
Mining Engineering



LESHAN DANIEL
Managing Director,
Finance



WARREN BEIL
General Counsel



DAVID LEE
Vice President,
Investor Relations



ANDREW McLARTY
Vice President, Corporate
Development



STEVE BRISTO
Director, Corporate
Development &
Research



JAMES LILL
Director, Mining



MICHELLE CHAN
Senior Manager,
Finance & ESG



NIEL GROBLER
Senior Manager, Finance



AIDA STELLA
Office Manager



BOARD OF DIRECTORS

The Triple Flag Board of Directors has extensive experience in the mining and metals industry, comprising deep commercial, operational, legal and financial expertise gained from decades of experience at some of the world's best known corporations.



DAWN WHITTAKER
Director and Chair

Dawn is a seasoned public company board and committee member with 30+ years of experience as a capital markets lawyer. Her deep corporate governance experience is complemented by her professional expertise in corporate strategy, mergers and acquisitions and corporate finance. Dawn was formerly a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm's Mining and Commodities Team in Canada.

Dawn received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen's University.



SUSAN ALLEN
Director and Chair of the Audit & Risk Committee

Susan has over 10 years' experience with executive board roles in various not for profit entities and previously served on global and Canadian boards of PwC. She is the recipient of various awards, has been named one of the Women's Executive Network "Top 100 Most Powerful Women in Canada" and recently received the Canadian Equity, Diversity and Inclusion award for her leadership role and impact on these initiatives. She has 34 years' experience, most recently as a partner with PwC, working with clients and member firms of PwC globally and across various industries.

Susan is a graduate of the University of Toronto, with a Bachelor of Arts degree and holds the ICD.D designation and both her U.S. CPA and Canadian FCPA (FCA) designations.



PETER O'HAGAN
Director and Chair of the Compensation & Talent Committee

Peter's career spans 35+ years in commodities and natural resource investing and operations, most recently as a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments.

He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University SAIS.



TIMOTHY BAKER
Director and Chair of the Governance & Sustainability Committee

Timothy has 30+ years of global mining, project development and operational experience and has held executive and board roles at some of the world's largest gold and copper producers, most recently as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation.

Timothy holds a Bachelor of Science in Geology from Edinburgh University.





GEOFF BURNS
Director

Geoff co-founded Maverix Metals Inc. in 2016 and served as the Chair of Maverix's Board of Directors until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years, and was also a member of the Board of Directors. He has over 35 years in the precious metals mining industry, with extensive experience in both miner operations and project development.

Geoff holds a B.Sc. degree in Geology from McMaster University and an MBA from York University.



MARK CICIRELLI
Director

Mark is a Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P.

Mark graduated from Dartmouth with a Bachelor of Arts in Government and Economics, and from Harvard with a Master of Business Administration.



BLAKE RHODES
Director

Blake's career at Newmont Corporation spanned over 25 years, most recently as Senior Vice President of Strategic Development and a member of the executive leadership team. He has extensive transactional and international business experience working globally, playing key roles in Newmont's significant transactions.

Blake graduated from Iowa State University with a Bachelor's degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.



SHAUN USMAR
Founder, Chief Executive Officer and Director

Shaun is an international mining executive with 30 years of experience working globally in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Prior to founding Triple Flag, he served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, and held multiple senior executive roles in Xstrata and Billiton. He started his career in operating roles in the steel and aluminum sectors.

Shaun holds a Bachelor of Science in Metallurgy and Materials Engineering from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.



ELIZABETH WADEMAN
Director

Elizabeth is a corporate executive and director with over 24 years of capital markets and operational experience. She is currently President and CEO of the Canada Development Investment Corporation. Prior to that, she was a senior investment banker and capital markets executive, where she advised on many transformational transactions in the resource sector across the continent.

Elizabeth holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA and ICD.D designations.



FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis ("**MD&A**") is intended to help the reader understand Triple Flag Precious Metals Corp. ("**TF Precious Metals**"), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 21, 2024, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2023 and 2022 (the "**Annual Financial Statements**"), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("**IFRS Accounting Standards**" or "**IFRS**"). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to "US$", "$" or "dollars" are to United States dollars, references to "C$" are to Canadian dollars and references to "A$" are to Australian dollars. In this MD&A, all references to "Triple Flag", the "Company", "we", "us" or "our" refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the "Risk Factors" section of the Company's most recent annual information form ("**AIF**") available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See "Forward-Looking Information" in this MD&A.

CHANGES IN PRESENTATION OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS Accounting Standards, please refer to the "Non-IFRS Financial Performance Measures" section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In 2023, we made changes to the following non-IFRS performance measures:

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted our net earnings to remove the effect of expected credit losses. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted EBITDA

We have adjusted our EBITDA to remove the effect of expected credit losses. This adjustment will result in a more meaningful measure of adjusted EBITDA for investors and analysts to assess our current operating performance and to predict future operating results.

TABLE OF CONTENTS

COMPANY OVERVIEW

Triple Flag is a precious metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Since inception, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. Our portfolio is comprised of 235 assets, consisting of 15 streams and 220 royalties.

The following charts highlight the Company's five-year performance:



[1] GEOs, adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.



ADJUSTED EBITDA¹
($M)



ADJUSTED NET (LOSS) EARNINGS¹
($M)

¹ GEOs, adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

ASSET COUNT

Producing	32
Development & Exploration	203
Total	**235**

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious metals-focused portfolio of streams and royalties for our investors. We focus on "per share" metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

MARKET OVERVIEW

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

Average Metal Prices/Exchange Rates	Three months ended December 31		Year ended December 31	
	2023	2022	2023	2022
Gold (US$/oz)[1]	1,971	1,726	1,941	1,800
Silver (US$/oz)[2]	23.20	21.17	23.35	21.73
Exchange rate (US$/C$)[3]	1.3624	1.3578	1.3497	1.3013

[1] Based on the London Bullion Market Association ("**LBMA**") PM fix.
[2] Based on the LBMA fix.
[3] Based on Bank of Canada daily average exchange rate.

GOLD

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended December 31, 2023, the gold price ranged from $1,819 to $2,078 per ounce, averaging $1,971 per ounce for the period, a 14% increase from the same period in the prior year. During the year ended December 31, 2023, the gold price ranged from $1,811 to $2,078 per ounce, averaging $1,941 per ounce for the period, an 8% increase from the same period in the prior year. As at December 31, 2023, the gold price was $2,078 per ounce (based on the most recent LBMA PM fix). The average gold price improved during the fourth quarter of 2023 compared to the prior quarter.

SILVER

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2023, the silver price ranged from $21.06 to $25.17 per ounce, averaging $23.20 per ounce for the period, a 10% increase from the same period in the prior year. During the year ended December 31, 2023, the silver price ranged from $20.09 to $26.03 per ounce, averaging $23.35 per ounce for the period, a 7% increase from the same period in the prior year. As at December 31, 2023, the silver price was $23.79 per ounce (based on the most recent LBMA fix).

CURRENCY EXCHANGE RATES

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2023, there were no hedging programs in place for non-U.S. dollar expenses.

FINANCIAL AND OPERATING HIGHLIGHTS

Three months and year ended December 31, 2023 compared to three months and year ended December 31, 2022

($ thousands except GEOs, per share metrics, and asset margin)	Three months ended December 31		Year ended December 31	
	2023	2022	**2023**	2022
IFRS Accounting Standards measures:				
Revenue	$ **51,739**	$ 43,886	$ **204,024**	$ 151,885
Gross Profit	**26,447**	24,458	**102,076**	87,004
Depletion	**16,629**	14,604	**65,108**	50,085
General administration costs	**4,799**	4,432	**20,095**	15,516
Impairment charges	**–**	3,600	**27,107**	3,600
Net Earnings	**9,755**	15,460	**36,282**	55,086
Net Earnings per Share – basic and diluted	**0.05**	0.10	**0.18**	0.35
Operating Cash Flow	**37,644**	36,721	**154,138**	118,376
Operating Cash Flow per Share	**0.19**	0.24	**0.77**	0.76
Non-IFRS measures[1]:				
GEOs	**26,243**	25,428	**105,087**	84,571
Adjusted Net Earnings	**17,754**	17,429	**66,267**	61,012
Adjusted Net Earnings per Share	**0.09**	0.11	**0.33**	0.39
Adjusted EBITDA	**41,017**	33,848	**158,541**	118,503
Free Cash Flow	**37,644**	36,721	**154,138**	118,376
Asset Margin	**91%**	91%	**90%**	91%

[1] GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

2023 GUIDANCE

The operational performance of the portfolio during the year was in line with our market guidance and it represents the seventh consecutive annual GEOs record for the Company and a compound annual growth rate in GEOs of more than 20% since 2017. Depletion in 2023 was $65 million, which was at the low end of the depletion guidance range and driven by an increase in expected metal delivered over the life of mine for certain assets. General administration costs were $20 million ($15 million cash), lower than the 2023 full year guidance range. This was driven by an increased focus on cost controls across the organization, despite significant non-recurring integration costs related to the acquisition of Maverix Metals Inc ("**Maverix**") in the first quarter of 2023. Cash taxes in Australia of 24% were broadly in line with expectations.

	2023 Guidance	2023 Actual
GEOs[1]	100,000 to 115,000 GEOs	105,087 GEOs
Depletion	$65 million to $71 million	$65 million
General administration costs	$21 million to $22 million comprising:	$20 million comprising:
	Cash: $16 million to $17 million	Cash: $15 million
	Non-Cash: ~$5 million	Non-Cash: $5 million
Australian Cash Tax rate[2]	~25%	24%

[1] GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[2] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests, which include Fosterville, Beta Hunt, Stawell, Henty and Dargues.

2024 GUIDANCE

The following contains forward-looking information. Reference should be made to the "Forward-Looking Information" and "Technical and Third-Party Information" sections at the end of this MD&A.

The following table provides our full year 2024 guidance:

	2024 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$23 million to $24 million
Australian Cash Tax rate[2]	~25%

[1] GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[2] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests, which include Fosterville, Beta Hunt, Stawell, Henty and Dargues.

[3] Assumed commodity prices of $1,900/oz gold and $21.00/oz silver.

Our 2024 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator's historical performance and track record of replenishing Mineral Reserves and the operator's publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2024 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

SUSTAINABILITY INITIATIVES

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in sensible and sustainable best practices will enhance our mining partners' privilege to operate and assist their efforts for decarbonization. As a capital provider, this same pursuit will benefit our investors by supporting the carbon neutral status of the attributable production associated with our investing activities. We believe that strong Environmental, Social and Governance (**"ESG"**) performance helps ensure that the mines and projects we invest in are developed and operated responsibly to protect worker health and safety, and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal. For investments that are not primarily focused on precious metals, we will prioritize metals that will create the electrification infrastructure needed for the green economy of our future (copper, nickel and related metals). When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, and who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Recognition and Achievements

In the fourth quarter of 2023, we engaged Sustainalytics (a Morningstar company) to conduct a second annual review of Triple Flag's ESG initiatives, resulting in Triple Flag being placed 3rd out of 117 companies in the precious metals industry and in the 2nd percentile globally (Sustainalytics reviews over 15,000 companies worldwide).

In the third quarter of 2023, we received our inaugural rating of AA in the MSCI ESG Ratings assessment. Triple Flag falls into the highest scoring range for corporate governance relative to peers, reflecting governance practices that are well aligned to investor interests.

In September 2023, we were awarded Best Company for Social Responsibility (Mid-Cap) by ESG Investing. This award recognizes intentional and impactful community outreach, highlighting our commitment to serve our local and partner communities through active engagement. In addition, we were finalists for Best in Climate Reporting by ESG Investing, which recognizes excellence in climate-related disclosure and methodology.

Diversity, Equity and Inclusion

Throughout 2023, Triple Flag prioritized the expansion of our employee training programs and women's resource group as part of an initiative to increase awareness on topics surrounding diversity, equity and inclusion (**"DEI"**) in the workplace. Training sessions covered topics such as microaggressions, accessibility support and our DEI policy. In the first quarter, we launched a women's employee resource group to increase knowledge sharing and networking among our female staff.

In the first quarter of 2023, Elizabeth Wademan was appointed to our Board of Directors, which included her appointment to the Audit & Risk Committee and the Compensation & Talent Committee. Ms. Wademan brings over 20 years of capital markets and operational experience as a senior executive, along with extensive public company board experience. With her addition, our Board comprises 33% female directors, exceeding our target of 30% women on the Board two years ahead of the targeted date in 2025.

Carbon Neutrality

Continuing our record of carbon neutrality, we retired 15,104 carbon offset credits in the third quarter of 2023 to offset all of our Scope 2 and Scope 3 emissions generated in 2022 (Triple Flag does not produce Scope 1 emissions). In the fourth quarter of 2023, we finalized our carbon offset purchase for emissions generated in 2023, maintaining carbon neutrality since inception. All of our offset projects are independently verified by Gold Standard or the Verra Verified Carbon Standard Program, both of which are internationally recognized carbon standards.

Other Initiatives

Triple Flag is proud to continue our ongoing sponsorship of scholarship and bursary programs run in conjunction with Impala Bafokeng Platinum (**"Implats"**) in South Africa, Northparkes in Australia and the Triple Flag Young Mining Scholarship in Canada. In 2023, Triple Flag granted over $100,000 to 15 South African students completing studies in geology or engineering. Eight of these students were slated to graduate at the end of 2023 and have the opportunity to join Implat's graduate employment program. At Northparkes, Triple Flag sponsored five students in varied university programs, targeted towards students from families in communities surrounding the mine with a keen interest in returning to rural Australia upon completion of their studies. In Canada, the C$10,000 Triple Flag Young Mining Scholarship was awarded to a fourth-year mechanical engineering student at the University of British Columbia.

This year we completed the United Nations Global Compact Climate Ambition Accelerator program. Through the Global Compact Canada Stream, Triple Flag participated in peer-to-peer learning opportunities, capacity-building sessions and live training modules designed to promote the Science Based Targets initiative. The six-month program provided resources to equip companies with the knowledge and skills needed to accelerate progress towards net-zero emissions by 2050 and aims to scale up credible corporate climate actions by aligning company emission reduction targets with the 1.5°C pathway.

The World Gold Council relaunched an initiative to donate $2 million to charities associated with its members' mining communities. We submitted four grant applications for community programs surrounding our Fosterville and Northparkes mine sites, resulting in two $100,000 awards and two $50,000 awards. These funds will be used to build integral infrastructure that is expected to increase the service capacity of the charitable organizations.

Throughout the summer, wildfires raged across Canada, devastating communities and cutting off key supply routes. To aid in getting critical supplies to the front lines, we contributed C$10,000 to the Atlantic Canada Wildfire Fund organized by the Canadian Red Cross, which offered targeted support to residents of Quebec and Nova Scotia.

We acknowledge the land on which many of our global partners operate is located on traditional territories. Our head office in Toronto, Canada is located on the traditional territory of many nations including the Mississaugas of the Credit, the Anishnabeg, the Chippewa, the Haudenosaunee and the Wendat peoples, and is now home to many diverse First Nations, Inuit and Métis peoples. We also acknowledge that Toronto is covered by Treaty 13 with the Mississaugas of the Credit.

PORTFOLIO OF STREAMING AND RELATED INTERESTS AND ROYALTY INTERESTS

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2023 compared to three months and year ended December 31, 2022

	Three months ended December 31		Year ended December 31	
Revenue ($000s)	2023	2022	2023	2022
Streaming and Related Interests				
Cerro Lindo	$ 13,052	$ 16,316	$ 45,602	$ 46,742
Northparkes	6,583	6,755	28,337	25,316
Altan Tsagaan Ovoo ("**ATO**")	3,173	4,704	19,030	15,503
RBPlat	3,302	3,181	12,487	13,817
Moss[4]	3,785	—	12,071	—
Buriticá	2,706	4,066	11,352	9,150
Auramet[4]	2,586	—	9,794	—
Renard[5]	1,901	2,459	7,735	9,437
La Colorada[4]	1,328	—	5,149	—
Other[1]	1,200	207	5,600	1,609
	$ 39,616	$ 37,688	$ 157,157	$ 121,574
Royalty Interests				
Fosterville	$ 1,779	$ 3,202	$ 9,923	$ 15,275
Beta Hunt[4]	2,484	—	9,498	—
Young-Davidson	1,330	1,400	5,218	5,602
Camino Rojo[4]	1,341	—	4,459	—
Florida Canyon[4]	1,119	—	4,098	—
Dargues	795	880	3,094	4,218
Agbaou	872	—	2,570	—
Stawell	970	151	1,621	1,269
Other[2]	1,433	565	6,386	2,341
	$ 12,123	$ 6,198	$ 46,867	$ 28,705
Revenue from contracts with customers	$ 51,739	$ 43,886	$ 204,024	$ 150,279
Revenue – Other	—	—	—	1,606
Total	$ 51,739	$ 43,886	$ 204,024	$ 151,885

	Three months ended December 31		Year ended December 31	
Revenue ($000s)	2023	2022	2023	2022
Gold	$ 29,568	$ 19,328	$ 119,041	$ 80,533
Silver	19,484	21,892	75,554	61,051
Other[3]	2,687	2,666	9,429	10,301
Total	$ 51,739	$ 43,886	$ 204,024	$ 151,885

[1] Includes revenue from El Mochito, Gunnison and Pumpkin Hollow.

[2] Includes revenue from Eagle River, Hemlo, Henty and other royalties acquired pursuant to the Maverix acquisition.

[3] Includes copper and diamonds.

[4] Assets acquired pursuant to the Maverix acquisition.

[5] As at December 31, 2023, the Renard mine is in care and maintenance.

GEOs (ounces)	Three months ended December 31		Year ended December 31	
	2023	2022	**2023**	2022
Streaming and Related Interests				
Cerro Lindo	**6,619**	9,455	**23,544**	26,047
Northparkes	**3,339**	3,914	**14,562**	14,058
ATO	**1,609**	2,725	**9,827**	8,724
RBPlat	**1,674**	1,843	**6,428**	7,653
Moss[4]	**1,920**	—	**6,211**	—
Buriticá	**1,373**	2,356	**5,851**	5,133
Auramet[4]	**1,312**	—	**5,046**	—
Renard[5]	**965**	1,424	**3,988**	5,253
La Colorada[4]	**674**	—	**2,652**	—
Other[1]	**609**	121	**2,888**	878
	20,094	21,838	**80,997**	67,746
Royalty Interests				
Fosterville	**902**	1,855	**5,101**	8,454
Beta Hunt[4]	**1,260**	—	**4,881**	—
Young-Davidson	**675**	810	**2,686**	3,110
Camino Rojo[4]	**680**	—	**2,295**	—
Florida Canyon[4]	**567**	—	**2,105**	—
Dargues	**403**	510	**1,586**	2,339
Agbaou	**442**	—	**1,364**	—
Stawell	**492**	87	**830**	696
Other[2]	**728**	328	**3,242**	1,297
	6,149	3,590	**24,090**	15,896
GEOs – Other	**–**	—	**–**	929
Total	**26,243**	25,428	**105,087**	84,571

GEOs (ounces)	Three months ended December 31		Year ended December 31	
	2023	2022	**2023**	2022
Gold	**14,997**	11,199	**61,251**	44,786
Silver	**9,883**	12,684	**38,983**	34,052
Other[3]	**1,363**	1,545	**4,853**	5,733
Total	**26,243**	25,428	**105,087**	84,571

[1] Includes GEOs from El Mochito, Gunnison and Pumpkin Hollow.

[2] Includes GEOs from Eagle River, Hemlo, Henty and other royalties acquired pursuant to the Maverix acquisition.

[3] Includes copper and diamonds.

[4] Assets acquired pursuant to the Maverix acquisition.

[5] As at December 31, 2023, the Renard mine is in care and maintenance.

For the three months ended December 31, 2023, we sold 26,243 GEOs, an increase of 3% from 25,428 GEOs sold for the same period in the prior year, largely due to GEOs attributable to assets from the Maverix acquisition. This was partially offset by lower GEOs from Cerro Lindo, ATO, Buriticá and Fosterville due to lower attributable ounces.

For the year ended December 31, 2023, we sold 105,087 GEOs, an annual record and an increase of 24% from 84,571 GEOs sold in the prior year largely due to higher GEOs from our newly acquired assets, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries, lower GEOs from the Fosterville royalty due to lower attributable ounces and a higher ratio of gold prices to silver prices during the year.

KEY DEVELOPMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

ACQUISITION OF JOHNSON CAMP MINE ROYALTY

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP (“**Greenstone**”) entered into a financing transaction with Excelsior Mining Corp. (“**Excelsior**”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Excelsior’s existing $15 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“**GRR**”) on the Johnson Camp Mine in Arizona, United States, operated by Excelsior, for a consideration of $5.5 million in cash (the “**Johnson Camp Mine Royalty**”). The Johnson Camp Mine Royalty was recorded as mineral interest.

ACQUISITION OF AN ADDITIONAL ROYALTY INTEREST IN STAWELL GOLD MINES PTY LTD

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“**Stawell**”) for the acquisition of an additional 2.65% net smelter returns (“**NSR**”) gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million. The additional royalty interest was recorded as mineral interest.

ACQUISITION OF AGBAOU ROYALTY

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“**Auramet**”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied Gold Corporation (“**Agbaou Royalty**”). Triple Flag acquired the Agbaou Royalty for total consideration of $15.5 million, of which $13.5 million was paid in cash and the remaining $2.0 million paid through an in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

ACQUISITION OF MAVERIX

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix (“**Maverix Shares**”) pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “**Agreement**”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration did not exceed 15% of the total consideration and the aggregate share consideration did not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag common shares; and (ii) the restricted share units (“**RSUs**”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (“**Maverix Warrants**”) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag common shares at an exercise price of $9.11 per Triple Flag common share. All of the Maverix Warrants were exercised on April 12, 2023.

The acquisition of Maverix closed on January 19, 2023 and Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders, and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix became a wholly-owned subsidiary of Triple Flag.

The transaction was accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587.8 million and is described in Note 6 of the Annual Financial Statements. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix’s employment agreements.

FOR THE YEAR ENDED DECEMBER 31, 2022

CLEAN AIR METALS NSR ROYALTY

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty or similar financing for the Thunder Bay North Project and an area of interest around the project.

GROSS REVENUE RETURN AND STREAM ON PRIESKA

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“**Orion**”) for the acquisition of a 0.8% gross revenue return (“**GRR**”) royalty on copper, zinc, gold and silver from the Prieska copper-zinc mine in South Africa from Orion for A$10 million and an $80 million gold and silver stream on the Prieska mine in South Africa (the “**Prieska Stream**”).

The Prieska Stream requires Orion to deliver to Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. Under the terms of the Prieska Stream, the Company is required to make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the Prieska Stream is conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag's satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

Closing of the Prieska GRR occurred in August 2023 following receipt of certain required approvals and satisfaction of applicable closing conditions. As at December 31, 2023, the Company had funded A$4 million towards the Prieska GRR and funded another A$2.2 million subsequent to year-end.

PUMPKIN HOLLOW (97.5% GOLD AND SILVER STREAM AND 2% OPEN PIT ROYALTY)

On October 28, 2022, Nevada Copper Corp. ("**Nevada Copper**") signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper's open pit project from 0.7% to 2.0%, and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper. Discussions on enforcing this right are ongoing post year-end.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which Triple Flag has committed $5 million.

STEPPE GOLD PREPAID GOLD INTEREST

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest (the "**Steppe Gold Prepaid Gold Interest**"). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold to be delivered by Steppe Gold within eight months. First delivery under the arrangement was made in December 2022 and final delivery under the arrangement was made in May 2023.

The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss and fair value was calculated based on the LBMA PM fix on the last trading day of the quarter.

CREDIT FACILITY AMENDMENT

On September 22, 2022, the Company extended the maturity of the $500 million credit facility (the "**Credit Facility**") by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate ("**LIBOR**") benchmark interest rate was replaced by the Secured Overnight Financing Rate ("**SOFR**"). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment.

NEW YORK STOCK EXCHANGE LISTING

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the "**NYSE**") under the symbol "TFPM", the same symbol the Company's common shares trade under in Canadian dollars on the Toronto Stock Exchange (the "**TSX**"). Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol "TFPM") and U.S. dollars (under the symbol "TFPM.U"). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

TALON ROYALTY BUYDOWN

On February 15, 2022, Talon Nickel (USA) LLC ("**Talon**") exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon's interest in the Tamarack project in exchange for a payment of $4.5 million (the "**Talon Royalty Buydown**"). The Company acquired its royalty on the Tamarack project for $5 million in March 2019. This resulted in a gain on disposition of $2.1 million.

OPERATING ASSETS — PERFORMANCE

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

ASSET PERFORMANCE – STREAMS AND RELATED ASSETS (PRODUCING)

1.   CERRO LINDO (OPERATOR: NEXA RESOURCES S.A.)

Under the stream agreement with Nexa Resources S.A. (**"Nexa"**), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at December 31, 2023, 14.2 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended December 31, 2023, we sold 548,189 ounces of silver delivered under the agreement, a 23% decrease from the same period in the prior year driven by lower deliveries. GEOs sold were 6,619 for the three months ended December 31, 2023, compared to 9,455 for the same period in the prior year.

For the year ended December 31, 2023, we sold 1,967,631 ounces of silver delivered under the agreement, a 7% decrease from the same period in the prior year driven by lower deliveries. GEOs sold were 23,544 for the year ended December 31, 2023, compared to 26,047 for the same period in the prior year.

As expected and previously disclosed, deliveries from Cerro Lindo improved into the fourth quarter of 2023 following the rainfall-related shutdown in mid-March due to Cyclone Yaku, which had temporarily restricted access to higher-grade zones in the second quarter.

2.   NORTHPARKES (OPERATOR: EVOLUTION MINING LIMITED, EFFECTIVE DECEMBER 18, 2023)

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at December 31, 2023, 41,358 ounces of gold and 756,701 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2023, 3,563 ounces of gold and 75,859 ounces of silver were delivered to the Company, of which we sold 2,650 ounces of gold and 57,091 ounces of silver. This compares to 3,114 ounces of gold and 57,779 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 3,339 for the three months ended December 31, 2023, compared to 3,914 for the same period in the prior year.

For the year ended December 31, 2023, 12,747 ounces of gold and 247,114 ounces of silver were delivered to the Company of which we sold 11,834 ounces of gold and 228,346 ounces of silver. This compares to 10,386 ounces of gold and 206,350 ounces of silver delivered and 11,574 ounces of gold and 206,350 ounces of silver sold for the same period in the prior year. GEOs sold were 14,562 for the year ended December 31, 2023, compared to 14,058 for the same period in the prior year.

On December 18, 2023, Evolution Mining Limited (**"Evolution"**) announced the completion of the acquisition of the 80% interest in Northparkes previously owned by China Molybdenum Co., Ltd. Triple Flag congratulates Evolution on this successful acquisition and looks forward to a continued strong partnership with its management team at Northparkes.

Higher-grade gold ore from the E31 and E31N open pits continue to contribute to mill feed blend, which is expected to drive GEOs sales growth starting in 2024. December 2023 saw the mill process the largest quantity of ore from the E31 open pits to date. During the fourth quarter of 2023, 232 kt of sulphide ore was mined to the run-of-mine stockpile from the E31 open pits.

Evolution has significant expertise in large-scale, underground caving operations from the Ernest Henry mine. A feasibility study for the E22 underground orebody is expected to be completed in the second quarter of 2024, which will assess the development option of a sub-level cave compared to a blockcave. Decline development from surface is expected to commence in the third quarter of 2024. Of note, optimization work for E22 is expected to include an evaluation of a regrind ball mill which, if approved, could be installed to improve concentrate grade and marketability.

3. IMPALA BAFOKENG OPERATIONS, PREVIOUSLY KNOWN AS ROYAL BAFOKENG PLATINUM ("**RBPLAT**") (OPERATOR: IMPALA PLATINUM HOLDINGS LIMITED)

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Implats PGM Operations. Typically, deliveries under the stream may lag production by approximately five months. As at December 31, 2023, 28,218 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended December 31, 2023, we sold the 1,695 ounces of gold delivered by Implats under the stream agreement, a 7% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 1,674 for the three months ended December 31, 2023, compared to 1,843 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 6,462 ounces of gold delivered by Implats under the stream agreement, a 15% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 6,428 for the year ended December 31, 2023, compared to 7,653 for the same period in the prior year.

Implats has completed the acquisition of RBPlat and is now implementing plans to integrate and optimize the asset. As contiguous operations, the combined asset base of Impala Rustenburg and RBPlat is expected to result in a more secure and sustainable Rustenburg operating complex. It has a premier production base, well-capitalized infrastructure and long-term competitive positioning, and an integrated processing capability which will assist with the achievement of material potential synergies. We are encouraged by the outlook for this asset, particularly as the Styldrift mine ramps up to nameplate hoisting capacity of 230 kt per month.

On December 20, 2023, Implats reported that all the employees who were engaged in a two-day illegal underground protest at Impala Bafokeng, without the support of the representative union, had exited the underground workings and returned safely to surface. The Implats management team noted that any operational impact to the fourth quarter of 2023 was mitigated as the mill remained operational with sufficient stockpiles to process.

4. ALTAN TSAGAAN OVOO (OPERATOR: STEPPE GOLD)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and 25% of payable gold thereafter, subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375,000 ounces of silver have been delivered and 50% of payable silver thereafter, subject to an annual cap of 59,315 ounces. As at December 31, 2023, 26,014 ounces of gold and 75,879 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2023, we sold the 1,485 ounces of gold and 8,719 ounces of silver delivered to the Company under stream and related interests, compared to the 2,601 ounces of gold and 9,401 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 1,609 for the three months ended December 31, 2023, compared to 2,725 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 9,375 ounces of gold and 35,647 ounces of silver delivered to the Company under stream and related interests (2,500 ounces were from the Steppe Gold Prepaid Interest), compared to the 8,507 ounces of gold and 22,129 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 9,827 for the year ended December 31, 2023, compared to 8,724 for the same period in the prior year.

Steppe Gold has indicated that current operations at ATO have achieved their gold production guidance for 2023. On January 9, 2024, Steppe Gold announced it had entered into a turnkey engineering, procurement and construction contract with Hexagon Build Engineering LLC for the Phase 2 expansion at the ATO gold mine. Construction of the flotation plant for Phase 2 is expected to commence in the second quarter of 2024, with a new crushing circuit expected to be in operation later in the year. On January 22, 2024, Steppe Gold announced the acquisition of Boroo Gold LLC.

As per disclosures from Steppe Gold, Phase 2 is expected to generate a total of 1,237,000 ounces of gold equivalent over 12 years, at an average of over 100,000 gold equivalent ounces per annum over 12 years. First concentrate production from Phase 2 is expected by 2026.

5. BURITICÁ (OPERATOR: ZIJIN MINING GROUP CO.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended December 31, 2023, we sold the 113,635 ounces of silver delivered to the Company under the agreement, compared to the 178,719 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,373 for the three months ended December 31, 2023, compared to 2,356 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 490,271 ounces of silver delivered to the Company under the agreement, compared to the 413,904 ounces of silver sold for the same period in the prior year. GEOs sold were 5,851 for the year ended December 31, 2023, compared to 5,133 for the same period in the prior year.

Throughout the fourth quarter of 2023, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police.

ASSET PERFORMANCE – ROYALTIES (PRODUCING)

1. FOSTERVILLE GOLD MINE (OPERATOR: AGNICO EAGLE MINES LIMITED, EFFECTIVE FEBRUARY 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited's ("**Agnico Eagle**") Fosterville mine in Australia. On February 15, 2024, Agnico Eagle reported results for the fourth quarter of 2023. For the three months ended December 31, 2023, Fosterville milled 183 thousand tonnes of ore at an average grade of 8.79 g/t Au resulting in gold production of 49,533 ounces, compared to 139 thousand tonnes of ore milled for the same period in the prior year at an average grade of 20.29 g/t Au resulting in gold production of 88,634 ounces.

In February 2024, Agnico Eagle released an updated three-year gold outlook. The operator now expects Fosterville to produce between 200,000 to 220,000 ounces of gold in 2024, between 140,000 to 160,000 ounces of gold in 2025 and between 140,000 to 160,000 ounces of gold in 2026. Longer-term, work is ongoing to evaluate the potential to optimize mining and milling activities to ensure that Fosterville remains a sustainable producer of 175,000 to 200,000 ounces of gold annually. Preliminary results of this evaluation are expected in the second half of 2024.

Year-over-year, mineral reserves at Fosterville remained stable at 1.7 million ounces grading 6.1 g/t Au. Agnico Eagle expects to spend $22.6 million in exploration drilling at Lower Phoenix, Robbins Hill and Harrier totalling over 75,000 metres in 2024.

For the year ended December 31, 2023, Fosterville milled 651 thousand tonnes of ore at an average grade of 13.61 g/t Au resulting in gold production of 277,694 ounces, compared to 524 thousand tonnes of ore milled for the same period in the prior year at an average grade of 20.41 g/t Au resulting in gold production of 338,327 ounces.

GEOs earned were 902 and 5,101 for the three months and year ended December 31, 2023, respectively, compared to 1,855 and 8,454, respectively, for the prior year.

2. BETA HUNT (OPERATOR: KARORA RESOURCES INC.)

Pursuant to the Maverix acquisition, the Company acquired 3.25% GRR and 1.5% NSR royalties on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,260 and 4,881 for the three months and year ended December 31, 2023, respectively.

During the fourth quarter of 2023, Karora Resources reported an 18% increase in gold ounces in the Measured and Indicated Mineral Resource category (inclusive of reserves) to 1.6 million ounces at its flagship Beta Hunt mine, with an increase in grade of 8%. Similarly, Proven and Probable Reserves increased by 7% to 573 thousand ounces at an 8% higher grade. Multiple drills continue to turn at the operation to test for further resource expansion, with all zones open along strike and down plunge.

Karora Resources continues to advance development of a second decline at Beta Hunt to increase mine capacity to 2 million tonnes per annum, which remains on track for completion by the end of 2024. Three vent raises have now been completed, with primary fans to be installed by the end of the first half of 2024.

3. YOUNG-DAVIDSON GOLD MINE (OPERATOR: ALAMOS GOLD INC.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.'s ("**Alamos Gold**") Young-Davidson mine in Canada. On January 10, 2024, Alamos Gold reported fourth quarter 2023 production results. For the three months ended December 31, 2023, Young-Davidson processed 7,877 tonnes of ore per day at an average grade of 2.38 g/t Au and a recovery of 91%, resulting in gold production of 49,800 ounces, an 11% increase from the same period in the prior year. For the year ended December 31, 2023, Young-Davidson processed 7,885 tonnes of ore per day at an average grade of 2.20 g/t Au and a recovery of 91%, resulting in gold production of 185,100 ounces, a 4% decrease from the prior year.

GEOs earned were 675 and 2,686 for the three months and year ended December 31, 2023, respectively, compared to 810 and 3,110 for the same periods in the prior year.

Gold production at Young-Davidson is expected to remain consistent with 2023 over the next three years, reflecting similar grades as well as mining and processing rates. Grades mined and processed are expected to range between 2.15 and 2.30 g/t Au in 2024 and remain at similar levels through 2026. Grades mined are expected to increase in 2027 and beyond, as the YD West zone becomes more of a significant contributor to production. At current gold prices, the operation is well positioned to generate similar free cash flow in 2024 and over the long term given its 15-year Mineral Reserve life. Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011 reflecting ongoing exploration success. Alamos has disclosed that the deposit remains open at depth and to the west, and it expects to spend $12 million on exploration at Young-Davidson in 2024, up from $8 million in 2023.

INVESTMENTS AND PREPAID GOLD INTERESTS

The following table summarizes investments and prepaid gold interests as at December 31, 2023 and December 31, 2022:

($ thousands)	As at December 31, 2023	As at December 31, 2022
Prepaid gold interests – Auramet Capital Partners[1]	$ 40,248	$ —
Investments[2]	6,248	5,372
Prepaid gold interests – Steppe Gold[3]	—	4,534
Total Investments and Prepaid Gold Interests	$ 46,496	$ 9,906

[1] On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (**"Auramet"**). The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries. As at December 31, 2023, 37,500 ounces of gold were yet to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.

[2] Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available.

[3] On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that were delivered by Steppe Gold in six monthly deliveries. The final delivery was made in May 2023.

FINANCIAL CONDITION AND SHAREHOLDERS' EQUITY REVIEW

SUMMARY BALANCE SHEET

The following table presents summarized consolidated balance sheet information as at December 31, 2023, December 31, 2022 and December 31, 2021:

($ thousands)	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Cash and cash equivalents	$ 17,379	$ 71,098	$ 40,672
Other current assets	39,659	19,509	31,756
Non-current assets	1,837,426	1,246,424	1,230,981
Total assets	$ 1,894,464	$ 1,337,031	$ 1,303,409
Current liabilities	$ 17,315	$ 12,586	$ 4,470
Debt	57,000	—	—
Other non-current liabilities	9,408	5,966	4,317
Total liabilities	83,723	18,552	8,787
Total shareholders' equity	1,810,741	1,318,479	1,294,622
Total liabilities and shareholders' equity	$ 1,894,464	$ 1,337,031	$ 1,303,409

Total assets were $1,894.5 million as at December 31, 2023, compared to $1,337.0 million as at December 31, 2022. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2022 was largely driven by the assets acquired pursuant to the Maverix acquisition.

Total assets were $1,337.0 million as at December 31, 2022, compared to $1,303.4 million as at December 31, 2021. The increase in total assets from December 31, 2021 was driven by an increase in cash balances from operating cash flows generated and the addition of streams and related interests and royalties during 2022 as we continued to grow through acquisitions, partially offset by net disposition of equity investments.

Management's Discussion & Analysis

Total liabilities were $83.7 million as at December 31, 2023, compared to $18.6 million as at December 31, 2022. The increase in total liabilities largely relates to the net drawdown from the Credit Facility to partially fund the Maverix acquisition, net of subsequent repayments. Total liabilities consist largely of debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see "Liquidity and Capital Resources" below.

Total liabilities were $18.6 million as at December 31, 2022, compared to $8.8 million as at December 31, 2021. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations.

Total shareholders' equity as at December 31, 2023 was $1,810.7 million, compared to $1,318.5 million as at December 31, 2022. The increase in shareholders' equity largely reflects additional equity issued pursuant to the Maverix acquisition and income generated during the period net of dividends paid.

Total shareholders' equity as at December 31, 2022 was $1,318.5 million, compared to $1,294.6 million as at December 31, 2021. The increase in shareholders' equity reflects income generated during the period net of dividends paid.

SHAREHOLDERS' EQUITY

As at December 31, 2023	Number of shares
Common shares	201,353,962
As at December 31, 2022	Number of shares
Common shares	155,685,593
As at December 31, 2021	Number of shares
Common shares	156,036,737

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol "TFPM". In the fourth quarter of 2023, the Company declared and paid a dividend of $0.0525 per share.

In October 2021, Triple Flag established a normal course issuer bid ("**NCIB**"), which expired on October 13, 2022. The NCIB was renewed in November 2022, with a second renewal taking place in November 2023. Daily purchases are limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023 (being 105,401 common shares), except where purchases are made in accordance with the "block purchase exemption" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. Under the current NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024.

For the year ended December 31, 2023, the Company purchased 1,485,820 (2022: 351,144) of its common shares under the NCIB for $20.7 million (2022: $4.1 million).

In connection with the NCIB, the Company established an automatic share purchase plan ("**ASPP**") with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at February 21, 2024, 201,079,362 common shares were issued and outstanding and stock options were outstanding to purchase a total of 4,950,922 common shares.

For the three months ended December 31, 2023, we declared and paid dividends in U.S. dollars totalling $10.6 million at $0.0525 per share (2022: $7.8 million at $0.05 per share, 2021: $7.4 million at $0.0475 per share). For the year ended December 31, 2023, we declared and paid dividends in U.S. dollars totalling $41.3 million ($0.05 per share in the first and second quarter, $0.0525 per share in the third and fourth quarter). For the year ended December 31, 2022, we declared and paid dividends totalling $30.4 million ($0.0475 per share in the first and second quarter, $0.05 per share in the third and fourth quarter). For the year ended December 31, 2021, we declared and paid dividends totalling $14.8 million ($0.0475 per share in the third and fourth quarter).

For the three months and year ended December 31, 2023, no common shares were issued from treasury for participation in the Dividend Reinvestment Plan.

RESULTS OF OPERATIONS REVIEW

CONSOLIDATED STATEMENTS OF INCOME

Three months ended December 31, 2023 compared to three months ended December 31, 2022, year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021

($ thousands except share and per share information)		Three months ended December 31			Year ended December 31	
		2023	2022	**2023**	2022	2021
Revenue	$	**51,739**	$ 43,886	$ **204,024**	$ 151,885	$ 150,421
Cost of sales excluding depletion		**8,663**	4,824	**36,840**	14,796	13,496
Depletion		**16,629**	14,604	**65,108**	50,085	53,672
Gross profit		**26,447**	24,458	**102,076**	87,004	83,253
General administration costs		**4,799**	4,432	**20,095**	15,516	12,213
Business development costs		**873**	1,044	**4,219**	2,976	771
Impairment charges		**–**	3,600	**27,107**	3,600	–
Expected credit losses		**8,749**	–	**9,723**	–	–
Sustainability initiatives		**242**	167	**670**	805	855
IPO readiness costs		**–**	–	**–**	–	670
Operating income		**11,784**	15,215	**40,262**	64,107	68,744
(Loss) gain on disposition of mineral interest		**–**	–	**(1,000)**	2,099	–
Increase (decrease) in fair value of investments and prepaid gold interests		**(434)**	733	**1,467**	(4,066)	(10,786)
Finance costs, net		**(1,005)**	(172)	**(4,122)**	(1,413)	(5,673)
Other expense		**–**	(500)	**–**	(500)	–
Loss on derivatives		**–**	–	**–**	–	(297)
Foreign currency translation gain (loss)		**57**	(63)	**(218)**	(352)	(25)
Other expense		**(1,382)**	(2)	**(3,873)**	(4,232)	(16,781)
Earnings before income taxes		**10,402**	15,213	**36,389**	59,875	51,963
Income tax (expense) recovery		**(647)**	247	**(107)**	(4,789)	(6,436)
Net earnings	$	**9,755**	$ 15,460	$ **36,282**	$ 55,086	$ 45,527
Weighted average shares outstanding – basic		**201,517,879**	155,793,370	**199,327,784**	155,950,659	148,025,464
Weighted average shares outstanding – diluted		**201,604,176**	155,793,370	**199,519,312**	155,950,659	148,025,464
Earnings per share – basic and diluted	$	**0.05**	$ 0.10	$ **0.18**	$ 0.35	$ 0.31

Three months ended December 31, 2023 compared to three months ended December 31, 2022

Revenue was $51.7 million, an increase of 18% from $43.9 million for the same period in the prior year largely due to $14.0 million revenue from streams and related interests acquired pursuant to the Maverix acquisition, $2.8 million higher revenue due to higher gold prices and $0.7 million higher revenue due to higher silver prices. This is partially offset by $8.3 million lower revenue due to lower volume from streams and related interests, $0.9 million lower revenue due to lower revenue from royalties and $0.6 million lower revenue due to lower diamond prices. Lower revenue from streams and related interests was largely driven by lower stream deliveries from Cerro Lindo and Buriticá. Lower revenue from royalties was largely driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,971 per ounce and 6,500 ounces, respectively, compared to $1,726 per ounce and 7,039 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.20 per ounce and 810 thousand ounces, respectively, compared to $21.17 per ounce and 961 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $25.3 million (including depletion) from streams and related interests and royalties, compared to $19.4 million (including depletion) from streams and related interests and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2023 was largely due to cost of sales associated with higher metal deliveries from streams and related interests, partially offset by lower deliveries from the Cerro Lindo stream and lower attributable ounces from royalties.

Gross profit was $26.4 million, an increase of 8% from $24.5 million for the same period in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition, partially offset by lower gross profit from the Cerro Lindo and Buriticá streams due to lower deliveries, and lower gross profit from Fosterville due to lower attributable ounces.

Depletion was $16.6 million, an increase of 14% from $14.6 million for the same period in the prior year. The increase was largely driven by the depletion on newly acquired assets pursuant to the Maverix acquisition, partially offset by lower depletion from Cerro Lindo due to lower metal sales.

General administration costs were $4.8 million, compared to $4.4 million for the same period in the prior year. Higher costs for the three months ended December 31, 2023 were largely due to higher professional services as we continued to grow the business, and higher office, insurance and other expenses driven by various public company costs, including higher directors' fees due to an increase in number of directors and higher directors' and officers' liability insurance costs relating to the Maverix acquisition.

Business development costs were $0.9 million, compared to $1.0 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges in the prior year relate to the impairment of our interest in the Beaufor royalty.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation was $8.7 million, compared to nil for the same period in the prior year.

Sustainability initiative expenditures were $242 thousand, broadly in line with $167 thousand for the same period in the prior year.

Decrease in fair value of investments and prepaid gold interests for the three months ended December 31, 2023 represents decrease in the fair value of our equity investments, partially offset by increase in the fair value of the prepaid gold interests, mainly Auramet prepaid interests.

Finance costs, net were $1.0 million, compared to $0.2 million for the same period in the prior year when the Credit Facility was undrawn. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $0.6 million, compared to income tax recovery of $0.2 million for the same period in the prior year. The increase in income tax expense was driven by sales mix and higher tax expense associated with the acquisition of the Maverix portfolio, partially offset by tax recovery as a result of the expected credit losses taken in the period. Tax recovery in the prior year period was as a result of the Beaufor royalty impairment.

Net earnings were $9.8 million, compared to $15.5 million for the same period in the prior year. Lower net earnings in 2023 were driven by an expected credit loss provision taken in the period, partially offset by higher gross profit from an increased asset pool post the Maverix acquisition.

**Year ended December 31, 2023 compared to
year ended December 31, 2022**

Revenue was $204.0 million, an annual record, compared to $151.9 million in the prior year. The increase was largely due to $53.3 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $6.1 million higher revenue due to higher gold prices, $2.9 million higher revenue due to higher silver prices, partially offset by $7.0 million lower revenue from royalties, $1.1 million lower revenue due to lower volume from streams and related interests and $2.1 million lower revenue due to lower diamond prices. Lower revenue from royalties was driven by lower attributable ounces from Fosterville and Dargues. Lower revenue from streams and related interests was largely driven by lower deliveries from Cerro Lindo and RBPlat.

Market gold price and gold sales volume for our streams were $1,941 per ounce and 27,792 ounces, respectively, compared to $1,800 per ounce and 27,485 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.35 per ounce and 3.2 million ounces, respectively, compared to $21.73 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $101.9 million (including depletion) from streams and related interests and royalties, compared to $64.9 million (including depletion) from streams and related interests and royalties for the prior year. The increase in cost of sales for the year ended December 31, 2023 was largely due to cost of sales associated with streams and related interests and royalties acquired pursuant to the Maverix acquisition, partially offset by lower cost of sales associated with lower metal deliveries from streams and related interests.

Gross profit was $102.1 million, compared to $87.0 million in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition and higher gross profit from both the Northparkes and Buriticá streams due to higher deliveries at higher metal prices, partially offset by lower gross profit from Fosterville and Dargues due to lower attributable ounces.

General administration costs were $20.1 million, compared to $15.5 million in the prior year. Higher costs for the year ended December 31, 2023 were largely due to higher employee costs, higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs relating to the U.S. listing and the Maverix acquisition, and higher professional services as we continued to grow the business.

Business development costs were $4.2 million, compared to $3.0 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges of $27.1 million relate to the impairment of the Renard stream and receivables and the Beaufor royalty, compared to $3.6 million for the same period in the prior year that related to the impairment of our interest in the Beaufor royalty.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation was $9.7 million, compared to nil for the same period in the prior year.

Sustainability initiative expenditures were $0.7 million, broadly in line with $0.8 million for the same period in the prior year.

Loss on disposition of mineral interests of $1.0 million represents the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre Mining Corp. (**"Calibre"**). On April 18, 2023, Calibre announced that it had commenced mining at the Eastern Borosi open pit. 2022 included a gain of $2.1 million on the Talon Royalty Buydown.

The increase in fair value of investments and prepaid gold interests represents an increase in the fair value of prepaid gold interests, primarily Auramet prepaid interests, partially offset by a decrease in fair value of our equity investments.

Finance costs, net were $4.1 million, compared to $1.4 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $0.1 million, compared to $4.8 million for the same period in the prior year. Lower income tax expense was driven by tax recovery associated with the impairment charges and expected credit losses, increased general administration costs and business development costs, partially offset by higher taxes driven by sales mix.

Net earnings were $36.3 million, compared to $55.1 million in the prior year. Lower net earnings in 2023 were driven by higher impairment charges and expected credit losses, higher general administration costs driven by public company costs, higher finance costs, partially offset by higher gross profit, an increase in fair value of investments and prepaid gold interests compared to a decrease in the prior year, and lower income tax expense.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,800 per ounce and 27,485 ounces, respectively, compared to $1,799 per ounce and 23,852 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.73 per ounce and 2.8 million ounces, respectively, compared to $25.14 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales was $64.9 million (including depletion) from streams and royalties, compared to $67.2 million (including depletion) from streams and related interests and royalties for the prior year. The decrease in cost of sales for the year ended December 31, 2022 was largely due to the sales mix across the portfolio of streams and related interests and royalty interests.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Business development costs were $3.0 million, compared to $0.8 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

For the year ended December 31, 2022, expenditures on various sustainability initiatives were $0.8 million, in line with the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Gain on disposition of mineral interests of $2.1 million represents the gain on the Talon Royalty Buydown.

Decrease in fair value of financial assets represents the movement in the fair value of the Steppe Gold prepaid gold interest and our equity investments.

Finance costs, net were $1.4 million, compared to $5.7 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Loss on derivatives was $0.3 million in the prior year. Subsequent to the IPO, the Company repaid most of its Credit Facility and closed out the interest rate swap, resulting in a loss of $0.3 million. The Company has no hedge contracts at this time.

Income tax expense was $4.8 million, compared to $6.4 million for the same period in the prior year. The decrease in income tax expense was driven by lower income tax associated with our Australian royalties and by tax recovery associated with increased general administration costs, business development costs and sustainability initiatives.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark to market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

Impairment charges for the year ended December 31, 2023
compared to year ended December 31, 2022

In accordance with the Company's accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (**"CGU"**) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (**"FVLCD"**) and value-in-use (**"VIU"**), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the "Impairment charges" line within the consolidated statements of income.

Loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan, and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

i. Stornoway Diamonds (Canada) inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway Diamonds (Canada) inc. (**"Stornoway"**), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India's diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36, and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies' Creditors Arrangement Act (**"CCAA"**) in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million. The Company does not expect significant recoveries from Stornoway and recovery in future periods is expected to be immaterial.

ii. Beaufor

In the second half of 2022, Monarch Mining Corporation (**"Monarch"**), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, now exceeding 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine. Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

CONDENSED STATEMENTS OF CASH FLOWS

Three months ended December 31, 2023 compared to three months ended December 31, 2022, year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021

The following table presents summarized consolidated statements of cash flow information for the three months ended December 31, 2023 compared to the three months ended December 31, 2022, and the year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021:

($ thousands)	Three months ended December 31		Year ended December 31		
	2023	2022	2023	2022	2021
Operating cash flow before working capital and taxes	$ 41,751	$ 35,409	$ 161,953	$ 123,807	$ 124,543
Income taxes (paid) recovered	(469)	22	(6,083)	(5,031)	(5,303)
Change in working capital	(3,638)	1,290	(1,732)	(400)	775
Operating cash flow	37,644	36,721	154,138	118,376	120,015
Net Cash used in investing activities	(9,679)	(37,955)	(212,979)	(48,916)	(48,145)
Net Cash from (used in) financing activities	(24,973)	(10,416)	5,123	(38,750)	(51,835)
Effect of exchange rate changes on cash and cash equivalents	44	45	(1)	(284)	—
(Decrease) Increase in cash during the period	3,036	(11,605)	(53,719)	30,426	20,035
Cash and cash equivalents at beginning of period	14,343	82,703	71,098	40,672	20,637
Cash and cash equivalents at end of period	$ 17,379	$ 71,098	$ 17,379	$ 71,098	$ 40,672

Three months ended December 31, 2023 compared to three months ended December 31, 2022

Operating cash flow was $37.6 million, an increase of 3% from $36.7 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $41.8 million, an increase of 18% from $35.4 million for the same period in the prior year. The increase was driven by higher cash flows from streams, royalties and related interests acquired pursuant to the Maverix acquisition and higher cash flows from streams, partially offset by higher general administration costs.

Net cash used in investing activities was $9.7 million, compared to $38.0 million for the same period in the prior year. Net cash used in investing activities in 2023 largely included $5.5 million of funding for the Johnson Camp Mine royalty, $1.7 million of funding for the Nueva Recuperada royalty amendment and $2 million for the acquisition of a prepaid gold interest. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream.

Net cash used in financing activities was $25.0 million, compared to $10.4 million for the same period in the prior year. Net cash used in financing activities in 2023 largely consisted of dividend payments of $10.6 million, $8.0 million repayments of debt and $4.4 million paid to purchase shares under the NCIB, as well as interest payments of

$1.5 million. Net cash used in financing activities in 2022 largely consisted of dividend payments of $7.8 million and $2.0 million paid to purchase shares under the NCIB, as well as interest payments of $0.5 million.

Year ended December 31, 2023 compared to year ended December 31, 2022

Operating cash flow was $154.1 million, compared to $118.4 million in the prior year. The increase was driven by higher cash flows from interests acquired pursuant to the Maverix acquisition and higher cash flows from streams, partially offset by higher general administration and business development costs.

Net cash used in investing activities was $213.0 million, compared to $48.9 million in the prior year. Net cash used in investing activities in 2023 included $146 million net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional royalty interest in Stawell, $13.5 million for the Agbaou royalty, $5.5 million of funding for the Johnson Camp Mine royalty, $3.4 million of funding for the Prieska GRR, $3.7 million for the Clean Air Metals royalty, and $21.0 million for the acquisition of long-term loans, partially offset by $1.7 million of proceeds from the Eastern Borosi buyback. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5 million Talon shares and C$4.2 million for the disposition of 6.4 million EarthLabs Inc. shares.

Net cash from financing activities was $5.1 million, compared to $38.8 million net cash used in the prior year. Net cash from financing activities in 2023 largely consisted of $130 million drawdowns from the Credit Facility to fund the Maverix acquisition and $16.8 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $73 million, dividend payments of $41.3 million and $20.7 million paid to purchase shares under the NCIB, as well as interest payments of $6.2 million. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB and $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million.

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating cash flow was $118.4 million, compared to $120.0 million in the prior year. The decrease was due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

Net cash used in investing activities was $48.9 million, compared to $48.1 million in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project,

$5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5 million Talon shares and C$4.2 million for the disposition of 6.4 million EarthLabs Inc. shares. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, $4.9 million of funding for the Chilean royalty portfolio acquisition, $0.5 million stream funding for the Pumpkin Hollow gold and silver stream, $322 thousand paid to exercise the Talon Warrants, partially offset by $3.4 million of proceeds from the sale of 0.8 million EarthLabs Inc. shares and 1.5 million Steppe Gold shares.

Net cash used in financing activities was $38.8 million, compared to $51.8 million in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of $319.0 million and $5.1 million, respectively, $1.7 million paid to purchase shares under the NCIB as well as dividend payments of $14.8 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees, as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023, our cash and cash equivalents were $17.4 million, compared to $71.1 million as at December 31, 2022. Significant variations in the liquidity and capital resources during the period are explained in the "Condensed Statements of Cash Flows'" section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

CREDIT FACILITY

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at December 31, 2023, the Credit Facility balance was $57 million.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2023 were $1.8 million and $7.2 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.9 million and $3.2 million, respectively, for the three months and year ended December 31, 2022, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2023, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

QUARTERLY INFORMATION[1, 2]

	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
IFRS Accounting Standards measures:								
Cash and cash equivalents	17,379	14,343	16,438	21,712	71,098	82,703	74,431	58,132
Total assets	1,894,464	1,905,778	1,922,759	1,924,417	1,337,031	1,325,499	1,318,244	1,311,462
Revenue	51,739	49,425	52,591	50,269	43,886	33,754	36,490	37,755
Net earnings	9,755	(6,041)	16,034	16,534	15,460	12,815	10,922	15,889
Earnings per share (basic and diluted)	0.05	(0.03)	0.08	0.09	0.10	0.08	0.07	0.10
Operating cash flow	37,644	36,749	40,875	38,870	36,721	25,356	29,940	26,359
Operating cash flow per share	0.19	0.18	0.20	0.20	0.24	0.16	0.19	0.17
Non-IFRS measures[3]:								
GEOs	26,243	25,629	26,616	26,599	25,428	19,523	19,507	20,113
Adjusted Net Earnings	17,754	17,337	17,660	13,516	17,429	13,258	14,854	15,471
Adjusted Net Earnings per share	0.09	0.09	0.09	0.07	0.11	0.09	0.10	0.10
Adjusted EBITDA	41,017	38,804	41,630	37,090	33,848	26,054	28,144	30,457
Average gold price[4]	1,971	1,928	1,976	1,890	1,726	1,729	1,871	1,877
Average silver price[5]	23.20	23.57	24.13	22.55	21.17	19.23	22.60	24.01

[1] All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.

[2] Sum of all the quarters may not add up to the annual total due to rounding.

[3] GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[4] Based on the LBMA PM fix.

[5] Based on the LBMA fix.

In the fourth quarter of 2023, we acquired a GRR on the Johnson Camp mine, operated by Excelsior. In the third quarter of 2023, we acquired an additional royalty interest in Stawell. In the second quarter of 2023, we acquired the Agbaou royalty and participated in the execution of the Nevada Copper financing package. In the first quarter of 2023 we completed the Maverix acquisition, adding nearly 150 assets. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper's open pit project and provided remaining funding for the Nevada Copper gold and silver stream. In the third quarter of 2022, we listed our shares on the NYSE and acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia royalty.

COMMITMENTS AND CONTINGENCIES

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

STREAM AGREEMENTS

As of December 31, 2023, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

Mineral interest	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	4%[3]	17% of spot	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023[9]	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023[9]	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023[9]	Ounce	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023[9]	Ounce	100%	20% of spot	Life of mine
Prepaid interests						
Auramet	Gold	Jan. 19, 2023[9]	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved[10]

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.

[4] Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

[5] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine's production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

[6] Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[7] 70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.

[8] 54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.

[9] Acquired pursuant to the Maverix acquisition.

[10] On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

INVESTMENTS IN STREAM AND ROYALTY INTERESTS

As of December 31, 2023, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
Centerra Gold Inc.	Kemess Project[1]	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals	Silvertip[2]	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper-Zinc Mine (Gross Revenue Return)	A$3.8 million	Contingent upon satisfying milestone conditions[3]
	Prieska Copper-Zinc Mine (Gold and Silver Stream)	$80 million	Conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag's satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.[4]

[1] Kemess stream agreement is with Aurico Metals Inc., a subsidiary of Centerra Gold Inc.

[2] Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals inc. (**"Silvercorp"**). The payment of the deferred equity consideration is payable to Silvercorp.

[3] GRR closed on July 21, 2023 and an initial draw of A$4 million was completed. Subsequent to year end, an additional A$2.2M was funded.

[4] Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

($ thousands)	Less than 1 year		1–3 years		3–5 years		More than 5 years		Total	
Lease[1]	$	390	$	643	$	736	$	357	$	2,126
Lease interest[1]		54		290		90		12		446
Debt repayments[2]		—		57,000		—		—		57,000
Debt interest[2]		3,603		6,076		—		—		9,679
Standby charges[2]		1,745		2,901		—		—		4,646
	$	5,792	$	66,910	$	826	$	369	$	73,897

[1] We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.

[2] Represents the Credit Facility, which matures on August 30, 2026. Subsequent to year end, we repaid $7 million under the Credit Facility, leaving a balance of $50 million.

OFF-BALANCE SHEET ARRANGEMENTS OR COMMITMENTS

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under "Contractual Obligations and Commitments".

CONTINGENCIES

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

RISK AND RISK MANAGEMENT

OVERVIEW

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of often competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

- Identify, assess and communicate our key risks;
- Integrate risk management into strategic priorities and plans;
- Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
- Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
- Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
- Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
- Provide assurance to the Chief Executive Officer ("**CEO**") and the Audit & Risk Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

BOARD OF DIRECTORS AND AUDIT & RISK COMMITTEE OVERSIGHT

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit & Risk Committee. The Board's mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit & Risk Committee assists the Board in overseeing the Company's management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company's financial position and risk management programs. The Audit & Risk Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

MANAGEMENT OVERSIGHT

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make the most informed decisions possible and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

KEY RISK FACTORS

- Fluctuations in commodity prices;
- Passive nature of our investments — we have limited to no control over the operation of the properties in which we hold an interest, or an operator's failure to perform or decision to cease or suspend operations;
- Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;
- Revenue concentration — a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
- Future pandemics and public health emergencies;
- The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;
- Our liquidity profile, including level of indebtedness;
- Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future, carry on business;
- Changing or increasing regulatory requirements, including increasing taxes or other measures;
- Our ability to maintain appropriate internal control over financial reporting and disclosure; and
- Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the "Risk Factors" section of the Company's most recent AIF available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the "Forward-Looking Information" in this MD&A.

DISCLOSURE CONTROLS & PROCEDURES

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the **"U.S. Exchange Act"**), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2023.

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company's internal control framework was designed based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

There was no change in the Company's internal controls over financial reporting that occurred during the three months and year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2023 using the COSO framework. Based on management's assessment, the Company's internal control over financial reporting was effective as at December 31, 2023. The effectiveness of the Company's internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report, which is located on page 3 of the Company's Annual Financial Statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS ACCOUNTING STANDARDS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements.

a. New accounting standards effective in 2023 which are applicable to the Company

i. Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

The amendments aim to improve accounting policy disclosures and to help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. In applying the amendments, we noted that, among other things, the disclosure around leases and other assets does not provide any material information to users of the consolidated financial statements and, as such, these disclosures have been reduced.

ii. Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

This amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. There was no material impact on the consolidated financial statements from the amendment.

b. New accounting standards issued but not yet effective which are applicable to the Company

i. Amendment to IAS 1 – Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Company's future reporting periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are discussed below.

MINERAL RESOURCE AND MINERAL RESERVES ESTIMATES AND DEPLETION

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company's assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company's consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company's estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

- estimates of mine operating costs;
- foreign exchange rates and commodity prices;
- terms for offtake agreements;
- future development costs; and
- geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

- the size of the land package applicable to the agreement;
- the cost and intensity of exploration programs proposed by the mine operator;
- geological structures; and
- ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

IMPAIRMENT

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal analysis include, among others, significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty or streams and related interests could impact the impairment or impairment reversal analysis.

As at September 30, 2023, the Company identified indicators of impairment for the Renard stream and Beaufor royalty interests. As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the consolidated statements of income.

As at December 31, 2023, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed. Refer to Note 6 for additional disclosures.

EXPECTED CREDIT LOSSES

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

The ECLs for loans receivable are measured based on the general approach. The ECL is estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected income could impact the ECL provision.

INCOME TAXES

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company's taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations, which require the use of estimates and assumptions such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred income tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

BUSINESS COMBINATIONS

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

GOLD EQUIVALENT OUNCES ("GEOS")

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	**2023** Year ended December 31
Revenue	51,739	49,425	52,591	50,269	
Average gold price per ounce	1,971	1,928	1,976	1,890	
GEOs	**26,243**	**25,629**	**26,616**	**26,599**	**105,087**

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	**2022** Year ended December 31
Revenue	43,886	33,754	36,490	37,755	
Average gold price per ounce	1,726	1,729	1,871	1,877	
GEOs	25,428	19,523	19,507	20,113	84,571

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusted net earnings is a non IFRS financial measure, which excludes the following from net earnings:

· impairment charges and write-downs, including expected credit losses;

· gain/loss on sale or disposition of assets/mineral interests;

· foreign currency translation gains/losses;

· increase/decrease in fair value of investments and prepaid gold interests;

· non-recurring charges; and

· impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management's internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED NET EARNINGS

	Three months ended December 31		Year ended December 31	
($ thousands, except share and per share information)	**2023**	2022	**2023**	2022
Net earnings	$ **9,755**	$ 15,460	$ **36,282**	$ 55,086
Impairment charges[1]	**–**	3,600	**27,107**	3,600
Expected credit losses[2]	**8,749**	–	**9,723**	–
Loss (gain) on disposal of mineral interests[3]	**–**	–	**1,000**	(2,099)
Foreign currency translation losses	**(57)**	63	**218**	352
(Increase) decrease in fair value of investments and prepaid gold interests	**434**	(733)	**(1,467)**	4,066
Income tax effect	**(1,127)**	(961)	**(6,596)**	7
Adjusted net earnings	$ **17,754**	$ 17,429	$ **66,267**	$ 61,012
Weighted average shares outstanding – basic	**201,517,879**	155,793,370	**199,327,784**	155,950,659
Net earnings per share	$ **0.05**	$ 0.10	$ **0.18**	$ 0.35
Adjusted net earnings per share	$ **0.09**	$ 0.11	$ **0.33**	$ 0.39

[1] Impairment charges for the year ended December 31, 2023 relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.

[2] Expected credit losses for the three months and year ended December 31, 2023 primarily relate to expected credit loss provision for loan receivables.

[3] Loss on disposal of mineral interests for the year ended December 31, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

FREE CASH FLOW

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended December 31				Year ended December 31		
(\$ thousands)		**2023**		2022		**2023**		2022
Operating cash flow	\$	**37,644**	\$	36,721	\$	**154,138**	\$	118,376
Acquisition of other assets		**—**		—		**—**		—
Free cash flow	\$	**37,644**	\$	36,721	\$	**154,138**	\$	118,376

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

- income tax expense;
- finance costs, net;
- depletion and amortization;
- impairment charges and write-downs, including expected credit losses;
- gain/loss on sale or disposition of assets/mineral interests;
- foreign currency translation gains/losses;
- increase/decrease in fair value of investments and prepaid gold interests;
- non-cash cost of sales related to prepaid gold interests; and
- non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or "multiple" that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA

($ thousands)	Three months ended December 31		Year ended December 31	
	2023	2022	**2023**	2022
Net earnings	$ **9,755**	$ 15,460	$ **36,282**	$ 55,086
Finance costs, net	**1,005**	172	**4,122**	1,413
Income tax (recovery) expense	**647**	(247)	**107**	4,789
Depletion and amortization	**16,721**	14,697	**65,477**	50,460
Impairment charges[1]	**—**	3,600	**27,107**	3,600
Expected credit losses[2]	**8,749**	—	**9,723**	—
Loss (gain) on disposal of mineral interests[3]	**—**	—	**1,000**	(2,099)
Non-cash cost of sales related to prepaid gold interests	**3,763**	836	**15,972**	836
Foreign currency translation loss	**(57)**	63	**218**	352
(Increase) decrease in fair value of investments and prepaid gold interests	**434**	(733)	**(1,467)**	4,066
Adjusted EBITDA	$ **41,017**	$ 33,848	$ **158,541**	$ 118,503

[1]   Impairment charges for the year ended December 31, 2023 relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.

[2]   Expected credit losses for the three months and year ended December 31, 2023 primarily relate to expected credit loss provision for loan receivables.

[3]   Loss on disposal of mineral interests for the year ended December 31, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

GROSS PROFIT MARGIN AND ASSET MARGIN

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

($ thousands except Gross profit margin and Asset margin)	Three months ended December 31		Year ended December 31	
	2023	2022	**2023**	2022
Revenue	$ **51,739**	$ 43,886	$ **204,024**	$ 151,885
Cost of sales	**25,292**	19,428	**101,948**	64,881
Gross profit	**26,447**	24,458	**102,076**	87,004
Gross profit margin	**51%**	56%	**50%**	57%
Gross profit	$ **26,447**	$ 24,458	$ **102,076**	$ 87,004
Add: Depletion	**16,629**	14,604	**65,108**	50,085
Add: Non-cash cost of sales related to prepaid gold interests	**3,763**	836	**15,972**	836
	46,839	39,898	**183,156**	137,925
Revenue	**51,739**	43,886	**204,024**	151,885
Asset margin	**91%**	91%	**90%**	91%

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

Additional information related to Triple Flag, including the Company's most recent AIF, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag's stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes" or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company's annual guidance, operational and corporate developments for the Company, developments in respect of the Company's portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company's interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption "Risk Factors" in our most recently filed AIF, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

CAUTIONARY STATEMENT TO U.S. INVESTORS

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (**"SEC"**) under subpart 1300 of Regulation S-K (**"S-K 1300"**). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

TECHNICAL AND THIRD-PARTY INFORMATION

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Triple Flag Precious Metals Corp.'s (**"TF Precious Metals"**) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States *Securities Exchange Act of 1934*, as amended.

Triple Flag's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2023. Triple Flag's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (**"COSO"**). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ Shaun Usmar
Chief Executive Officer

/s/ Sheldon Vanderkooy
Chief Financial Officer

February 21, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

BASIS FOR OPINIONS

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

ASSESSMENT OF INDICATORS OF IMPAIRMENT OF MINERAL INTERESTS

As described in notes 3, 4 and 12 to the consolidated financial statements, the carrying value of mineral interests amounted to $1,773 million as at December 31, 2023. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable. If impairment indicators exist, management estimates the recoverable amount at the cash-generating unit (CGU) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests. Management applies significant judgment in assessing whether impairment indicators exist, including, among others, significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of mineral interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment which would require an impairment analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of indicators of impairment related to significant changes in future production and operator reserve and resource estimates, current and forecast commodity prices, industry or economic trends, and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment of mineral interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of impairment indicators for a sample of mineral stream and royalty agreements, related to significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current or forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information, by considering: (i) current and past performance of the mineral stream and royalty; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant operator information; and (iv) consistency with evidence obtained in other areas of the audit.

VALUATION OF MINERAL INTERESTS ACQUIRED AS PART OF THE ACQUISITION OF MAVERIX METALS INC.

As described in note 6 to the consolidated financial statements, on January 19, 2023, the Company acquired all issued and outstanding common shares of Maverix Metals Inc. (Maverix) in accordance with the terms of an arrangement agreement dated November 9, 2022. The assets acquired included $588 million of mineral interests. To estimate the fair value of a significant portion of the mineral streams and royalty interests acquired (mineral interests), management used discounted cash flow models. Management applied significant judgment in determining the fair value of the mineral interests using discounted cash flow models, including the use of significant assumptions such as: discount rates, long-term forecast commodity prices, and future production and operator mineral reserve and resource estimates for the Maverix portfolio of mineral streams and royalty agreements. Management's estimates of future production and operator mineral reserve and resource estimates are based on information compiled by appropriately qualified persons (management's specialists).

The principal considerations for our determination that performing procedures relating to the valuation of mineral interests acquired as part of the acquisition of Maverix is a critical audit matter are: (i) the significant judgment by management in determining the fair value of the mineral interests upon acquisition; (ii) the use of management's specialists in the estimates of future production and operator mineral reserve and resource estimates for the Maverix portfolio of mineral streams and royalty agreements; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's discounted cash flow models and significant assumptions, including the discount rates, long-term forecast commodity prices, and future production and operator mineral reserves and resource estimates for the Maverix portfolio of mineral streams and royalty agreements; and (iv) the audit effort involved professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating the audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures included testing the effectiveness of controls related to the valuation of mineral interests acquired as part of the acquisition of Maverix. These procedures also included, among others, testing management's process for estimating the fair value for a sample of mineral interests using discounted cash flow models; evaluating the appropriateness of the discounted cash flow models; testing the completeness and accuracy of underlying data; and evaluating the reasonableness of significant assumptions used by management. Evaluating management's significant assumptions with respect to the long-term forecast commodity prices involved; evaluating whether the assumptions were reasonable by considering (i) the consistency with external market and industry data, and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the estimated future production and operator's mineral reserve and resource estimates. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included an evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists and an evaluation of management's specialists' findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discount rates.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 21, 2024

We have served as the Company's auditor since 2018.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31 ($US thousands)		2023		2022
ASSETS				
Cash and cash equivalents (Note 7)	$	17,379	$	71,098
Amounts receivable and prepaid expenses (Note 8)		20,215		9,603
Investments and prepaid gold interests (Note 11)		13,947		9,906
Loans receivable (Note 10)		2,500		—
Income tax receivable		1,605		—
Inventory (Note 9)		1,392		—
Current assets		57,038		90,607
Mineral interests (Note 12)		1,773,053		1,228,171
Loans receivable (Note 10)		18,986		11,096
Other assets		3,495		4,547
Deferred income tax (Note 21)		9,343		2,610
Prepaid gold interests (Note 11)		32,549		—
Non-current assets		1,837,426		1,246,424
TOTAL ASSETS	$	1,894,464	$	1,337,031
LIABILITIES AND EQUITY				
Liabilities				
Amounts payable and other liabilities (Note 14)	$	15,666	$	11,320
Lease obligation		390		277
Income tax payable		1,259		989
Current liabilities		17,315		12,586
Debt (Note 15)		57,000		—
Lease obligation		1,756		1,640
Deferred income tax (Note 21)		3,638		1,485
Other non-current liabilities		4,014		2,841
Non-current liabilities		66,408		5,966
Shareholders' equity				
Share capital (Note 22)		1,749,180		1,250,194
Retained earnings		46,831		63,670
Other		14,730		4,615
		1,810,741		1,318,479
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,894,464	$	1,337,031

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/Shaun Usmar   **/s/Susan Allen**
Director   Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 ($US thousands, except per share information)		2023		2022
Revenue (Note 26)	$	**204,024**	$	151,885
Cost of sales				
Cost of sales excluding depletion		**36,840**		14,796
Depletion		**65,108**		50,085
Gross profit		**102,076**		87,004
General administration costs (Note 16)		**20,095**		15,516
Business development costs (Note 16)		**4,219**		2,976
Impairment charges (Note 13)		**27,107**		3,600
Expected credit losses (Note 10)		**9,723**		—
Sustainability initiatives		**670**		805
Operating income		**40,262**		64,107
(Loss)/gain on disposition of mineral interests (Note 12)		**(1,000)**		2,099
Increase/(decrease) in fair value of investments and prepaid gold interests (Note 11)		**1,467**		(4,066)
Finance costs, net (Note 17)		**(4,122)**		(1,413)
Foreign currency translation loss		**(218)**		(352)
Other expenses		**–**		(500)
Other expenses		**(3,873)**		(4,232)
Earnings before income taxes		**36,389**		59,875
Income tax expense (Note 21)		**(107)**		(4,789)
Net earnings	$	**36,282**	$	55,086
Earnings per share (Note 29)				
Basic	$	**0.18**	$	0.35
Diluted	$	**0.18**	$	0.35

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($US thousands)		2023		2022
Operating activities				
Net earnings	$	36,282	$	55,086
Adjustments for the following items:				
Depletion		65,108		50,085
Non-cash cost of sales related to prepaid gold interests		15,972		836
Amortization (Note 16)		369		374
Impairment charges (Note 12)		27,107		3,600
Expected credit losses (Note 10)		9,723		–
Loss/(gain) on disposition of mineral interests		1,000		(2,099)
(Increase)/decrease in fair value of investments and prepaid gold interests (Note 11)		(1,469)		4,066
Stock-based compensation expense		3,406		3,304
Income tax expense (Note 21)		107		4,789
Finance and other costs, net		4,348		3,766
Operating cash flow before working capital and taxes		161,953		123,807
Income taxes paid		(6,083)		(5,031)
Change in working capital (Note 28)		(1,732)		(400)
Operating cash flow		154,138		118,376
Investing activities				
Acquisition of mineral interests (Note 6 and 12)		(190,895)		(52,280)
Proceeds on disposition of mineral interests		1,700		4,500
Proceeds on sale of investments		–		6,258
Acquisition of loans receivables		(21,043)		–
Acquisition of investments and prepaid gold interests		(2,741)		(7,394)
Net cash used in investing activities		(212,979)		(48,916)
Financing activities				
Proceeds from issuance of debt (Note 15)		130,000		–
Repayments of debt (Note 15)		(73,000)		–
Proceeds from exercise of stock options and warrants (Note 22)		16,837		–
Normal course issuer bid purchase of common shares (Note 22)		(20,713)		(4,127)
Dividends paid (Note 22)		(41,311)		(30,406)
Repayments of principal and interest on lease obligation		(436)		(359)
Payments of interest and other financing costs		(6,254)		(2,014)
Debt issue costs and other		–		(1,844)
Net cash from/(used in) financing activities		5,123		(38,750)
Effect of exchange rate changes on cash and cash equivalents		(1)		(284)
(Decrease)/increase in cash and cash equivalents during the year		(53,719)		30,426
Cash and cash equivalents at beginning of the year		71,098		40,672
Cash and cash equivalents at end of the year	$	17,379	$	71,098

The accompanying notes form an integral part of these consolidated financial statements.

Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($US thousands, except share information)	Common Shares		Share Capital		Retained Earnings		Other		Total
At January 1, 2022	156,036,737	$	1,253,013	$	40,298	$	1,311	$	1,294,622
Normal course issuer bid purchase of common shares	(351,144)		(2,819)		(1,308)		—		(4,127)
Stock-based compensation expense	—		—		—		3,304		3,304
Net earnings	—		—		55,086		—		55,086
Dividends	—		—		(30,406)		—		(30,406)
Balance at December 31, 2022	155,685,593	$	1,250,194	$	63,670	$	4,615	$	1,318,479
At January 1, 2023	**155,685,593**	$	**1,250,194**	$	**63,670**	$	**4,615**	$	**1,318,479**
Shares issued to Maverix shareholders	45,097,390		491,111		—		—		491,111
Issuance of shares from exercise of stock options	256,799		442		—		—		442
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)		(16,903)		(11,810)		—		(28,713)
Stock-based compensation expense	—		—		—		3,406		3,406
Stock-based compensation granted to Maverix employees	—		—		—		6,709		6,709
Net earnings	—		—		36,282		—		36,282
Dividends	—		—		(41,311)		—		(41,311)
Warrants issued to Maverix shareholders	—		—		—		7,938		7,938
Issuance of shares from exercise of warrants	1,800,000		24,336		—		(7,938)		16,398
Balance at December 31, 2023	**201,353,962**	$	**1,749,180**	$	**46,831**	$	**14,730**	$	**1,810,741**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. NATURE OF OPERATIONS

Triple Flag Precious Metals Corp. (**"TF Precious Metals"**) was incorporated on October 10, 2019 under the *Canada Business Corporations Act*. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2023 and 2022 comprise TF Precious Metals and its wholly owned subsidiaries (together, the **"Company"** or **"Triple Flag"**).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Cote d'Ivoire, Honduras, Mexico, Mongolia, Peru, South Africa and the United States.

2. BASIS OF PRESENTATION

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (**"IFRS Accounting Standards"**). There were no items of comprehensive income or loss for either of the periods presented. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 21, 2024.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

A. CONSOLIDATION PRINCIPLES

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries. Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, revenues and expenses between the parent and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2023 are as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Maverix Metals Inc.	Canada	100%
Maverix Metals (Australia) Pty Ltd.	Australia	100%
Maverix Metals (Nevada) Inc.	United States	100%

B. FOREIGN CURRENCY

The presentation and functional currency of the Company is the United States dollar (**"USD"**). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

- revenues are based on commodities that are actively traded and denominated in USD;
- the cash component of cost of sales is linked to commodity prices that are denominated in USD;
- the capital management strategy is aimed at keeping most of the Company's cash balances in USD;
- capital is raised in USD; and
- investments are made predominantly in USD.

Foreign currency transactions are translated into the entity's functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

C. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

D. INVENTORY

Precious metals delivered under a precious metal purchase and sale agreement and related interests are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered, as well as metal delivered under a prepaid gold interest. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in, first-out basis.

E. MINERAL INTERESTS

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company's interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management's view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, *Property, Plant and Equipment* (**"IAS 16"**). They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, *Exploration for and Evaluation of Mineral Resources* (**"IFRS 6"**).

The cost of a mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is based on the discounted expected and modeled relative cash flows from each commodity in the arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (**"converted resources"**), are recorded as a depletable asset on the acquisition date.

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

- Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.

- Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

- Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Reserves and Mineral Resources information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company's attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (**"LOM"**) models specifically associated with the mineral properties, which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company's best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, **"impairment indicators"**). If impairment indicators exist, management estimates the recoverable amount at the cash generating unit (**"CGU"**) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 36, *Impairment of Assets* (**"IAS 36"**).

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Where impairment indicators are identified, a CGU's carrying amount is written down to its estimated recoverable amount if the CGU's carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the CGU is the greater of its fair value less cost of disposal (**"FVLCD"**) and value in use (**"VIU"**). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from a CGU. Impairment charges are included in the "Impairment charges" line within the consolidated statements of income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the CGU's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or producing stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of income.

F. INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income except to the extent that they relate to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

- temporary differences related to investments in subsidiaries, to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized..

G. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other related interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company's activities.

For streaming interests, gold, silver and diamonds acquired from the mine operator under stream arrangements are sold by the Company to external customers through a third-party broker. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer's account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer, and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

H. COST OF SALES EXCLUDING DEPLETION

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, including inventory delivered under a prepaid gold interest.

I. FINANCIAL INSTRUMENTS

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company's consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income ("**FVOCI**") – debt investment; or fair value through profit and loss ("**FVTPL**"). The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases are sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a) Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

- the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable.

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 60 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b) Prepaid gold interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. Prepaid gold interests meet the definition of a financial asset in accordance with financial instrument standards and are classified as FVTPL. The prepaid gold interests are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net earnings. Prepaid gold deliveries are recorded in inventory on the delivery date. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c) Equity instrument

The Company measures all equity instruments at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in "Increase/(decrease) in fair value of investments and prepaid gold interests" in the statements of income. Equity instruments include equity investments and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses ("**ECLs**") on financial assets measured at amortized cost.

The approach in IFRS 9, *Financial Instruments* ("**IFRS 9**") is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and the days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considers both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

Loans receivable and receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership, and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

J. RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

K. EARNINGS PER SHARE

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of the common shares are assumed to be exercised, and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

L. SEGMENT REPORTING

The Company's business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams, royalties and other mineral interests. The Company's chief operating decision-maker, the Chief Executive Officer ("**CEO**"), makes capital allocation decisions, reviews operating results and assesses performance.

M. SHARE-BASED PAYMENTS

The Company offers equity-settled (Stock Option Plan ("**SOP**")) and cash-settled (Restricted Share Units ("**RSUs**") and Deferred Share Units ("**DSUs**")) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as "graded" vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award, and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Stock option plan

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the volume weighted average trading price of the common shares on the New York Stock Exchange ("**NYSE**") on the five trading days immediately prior to the applicable date on which the stock option is granted). The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company's RSU plan, employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Deferred share units

Under the Company's DSU plan, most Directors receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director's elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of the Company's accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are discussed below.

MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES AND DEPLETION

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company's assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company's consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company's estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

- estimates of mine operating costs;
- foreign exchange rates and commodity prices;
- terms for offtake agreements;
- future development costs; and
- geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

- the size of the land package applicable to the agreement;
- the cost and intensity of exploration programs proposed by the mine operator;
- geological structures; and
- ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

IMPAIRMENT

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal analysis include, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty and streams and related interests could impact the impairment or impairment reversal analysis.

As at September 30, 2023, the Company identified indicators of impairment for the Renard stream and Beaufor royalty interests. As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the consolidated statements of income.

As at December 31, 2023, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed. Refer to Note 6 for additional disclosures.

EXPECTED CREDIT LOSSES

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

The ECLs for loans receivable are measured based on the general approach. The ECL is estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected income could impact the ECL provision.

INCOME TAXES

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company's taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

BUSINESS COMBINATIONS

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business, we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

5. ADOPTION OF ACCOUNTING POLICIES

A. NEW ACCOUNTING STANDARDS EFFECTIVE IN 2023 WHICH ARE APPLICABLE TO THE COMPANY

i. Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

The amendments aim to improve accounting policy disclosures and to help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. In applying the amendments, we noted that, among other things, the disclosure around leases and other assets does not provide any material information to users of the consolidated financial statements and, as such, these disclosures have been reduced.

ii. Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

This amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. There was no material impact on the consolidated financial statements from the amendment.

B. NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE WHICH ARE APPLICABLE TO THE COMPANY

i. Amendment to IAS 1 – Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Company's future reporting periods.

6. KEY DEVELOPMENTS

A. ACQUISITION OF JOHNSON CAMP MINE ROYALTY

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP entered into a financing transaction with Excelsior Mining Corp (**"Excelsior"**). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Excelsior's existing $15 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (**"GRR"**) on the Johnson Camp Mine in Arizona, United States, operated by Excelsior for a consideration of $5.5 million in cash (the **"Johnson Camp Mine Royalty"**). The Johnson Camp Mine Royalty was recorded as mineral interest.

B. ACQUISITION OF AN ADDITIONAL ROYALTY INTEREST IN STAWELL GOLD MINES PTY LTD

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (**"Stawell"**) for the acquisition of an additional 2.65% net smelter return (**"NSR"**) gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million. The additional royalty interest was recorded as mineral interest.

C. ACQUISITION OF AGBAOU ROYALTY

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (**"Auramet"**) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d'Ivoire, operated by Allied Gold Corporation (**"Agbaou Royalty"**). Triple Flag acquired the Agbaou Royalty for a total consideration of $15.5 million of which $13.5 million was paid in cash and the remaining $2.0 million paid through in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

D. ACCOUNTING FOR THE ACQUISITION OF MAVERIX METALS INC.

Management determined that the Company's acquisition of Maverix Metals Inc. (**"Maverix"**), which owned a portfolio of stream, royalty and other interests, did not meet the definition of a business combination under IFRS 3 – Business Combinations. The acquisition included amounts receivable, mineral interests, financial assets, loans receivable and liabilities. Streams and royalties are standard contractual entitlements and Triple Flag can continue to utilize its existing processes to manage royalty receipts. Accordingly, the acquisition has been accounted for as the purchase of individual assets and liabilities in accordance with relevant IFRS Accounting Standards (IAS 16 – *Property, Plant and Equipment*, IFRS 9 – *Financial Instruments* and IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets*). To estimate the fair value of the mineral streams and royalty interests acquired (mineral interests), management used discounted cash flow models and a market-based approach. Management applied significant judgment in determining the fair value of the mineral interests, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and resources estimates for the Maverix portfolio of mineral stream and royalty agreements. Future production and operator mineral reserve and resource estimates are based on information compiled by appropriately qualified persons.

	January 19, 2023
Cash and cash equivalents	$ 4,080
Amounts receivable	5,869
Inventory	1,261
Investments and prepaid gold interests	47,494
Mineral interest	587,817
Loan receivable	10,231
Amounts payable and other liabilities	(11,133)
Lease obligation	(460)
Income tax payable	(351)
Total assets acquired, net of liabilities assumed	**$ 644,808**
Number of Triple Flag shares issued to Maverix shareholders	45,097,390
Value of Triple Flag shares issued to Maverix shareholders	491,111
Cash consideration paid to Maverix shareholders	86,666
Cash paid to retire Maverix credit facility	46,608
Maverix share options exchanged for Triple Flag replacement share options	6,709
Maverix warrants exercisable for 1,800,000 Triple Flag shares	7,938
Transaction costs	5,776
Purchase consideration	**$ 644,808**

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the **"Agreement"**). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration would not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) RSUs of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (**"Maverix Warrants"**) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag share. In connection with the closing, Triple Flag paid $86.7 million, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix Metals Inc. became a wholly owned subsidiary of Triple Flag.

The transaction has been accounted for as an asset acquisition on January 19, 2023, including mineral interests of $587.8 million. The significant cash flowing mineral interests are described and disclosed in Note 12. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix's employment agreements.

E. CLEAN AIR METALS NSR ROYALTY

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for $10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty or similar financing for the Thunder Bay North Project and an area of interest around the project.

F. GROSS REVENUE RETURN AND STREAM ON PRIESKA

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. ("**Orion**") for the acquisition of a 0.8% GRR royalty on copper, zinc, gold and silver from the Prieska copper-zinc mine in South Africa from Orion for A$10 million and an $80 million gold and silver stream on the Prieska copper-zinc mine in South Africa (the "**Prieska Stream**").

The Prieska Stream requires Orion to deliver Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. Under the terms of the Prieska Stream, the Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per

tonne of copper contained in concentrate. Closing of the Prieska Stream is conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag's satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

Closing of the Prieska GRR occurred in August 2023 following receipt of certain required approvals and satisfaction of applicable closing conditions. As at December 31, 2023, the Company had funded A$4 million towards the Prieska GRR and funded another A$2.2 million subsequent to the 2023 year-end.

G. PUMPKIN HOLLOW (97.5% GOLD AND SILVER STREAM AND 2% OPEN PIT ROYALTY)

On October 28, 2022, Nevada Copper Corp. ("**Nevada Copper**") signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, the Company provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper's open pit project from 0.7% to 2.0% and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper. Discussions on enforcing this right are ongoing post the 2023 year-end.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which the Company has committed $5 million.

H. STEPPE GOLD PREPAID GOLD INTEREST

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. to acquire a prepaid gold interest (the "**Steppe Gold Prepaid Gold Interest**"). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold to be delivered by Steppe Gold within eight months. The first delivery under the arrangement was made in December 2022 and final delivery under the arrangement was in May 2023.

The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at FVTPL and fair value was calculated based on the London Bullion Market Association ("**LBMA**") PM fix on the last trading day of the quarter.

I. CREDIT FACILITY AMENDMENT

On September 22, 2022, the Company extended the maturity of the $500 million Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate ("**LIBOR**") benchmark interest rate was replaced by the Secured Overnight Financing Rate ("**SOFR**"). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment and are amortized over the term of the amendment.

J. NEW YORK STOCK EXCHANGE LISTING

On August 30, 2022, the Company commenced trading on the NYSE under the symbol "TFPM", the same symbol the Company's common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the Toronto Stock Exchange ("**TSX**") in both Canadian dollars (under the symbol "TFPM") and U.S. dollars (under the symbol "TFPM.U"). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

K. TALON ROYALTY BUYDOWN

On February 15, 2022, Talon Nickel (USA) LLC ("**Talon**") exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon's interest in the Tamarack project in exchange for a payment of $4.5 million, resulting in a gain of $2.1 million. The Company acquired its royalty on the Tamarack project for $5.0 million in March 2019.

7. CASH AND CASH EQUIVALENTS

As at December 31	2023	2022
Bank balances	$ 17,340	$ 34,748
Short-term deposits	39	36,350
Total cash and cash equivalents	$ 17,379	$ 71,098

Cash and cash equivalents include cash and money market investments with original maturities of less than 90 days.

8. AMOUNTS RECEIVABLE AND PREPAID EXPENSES

As at December 31	2023	2022
Royalties receivable	$ 11,655	$ 7,510
Other receivable[1]	7,142	551
Prepaid expenses	1,190	1,306
Sales tax recoverable	228	236
Total amounts receivable and prepaid expenses	$ 20,215	$ 9,603

[1] Includes a short-term promissory note to Elevation Gold Mining Corp. ("**Elevation**") which is due on February 29, 2024.

Royalties receivable represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

9. INVENTORY

As at December 31	2023	2022
Gold credits[1]	$ 859	$ —
Silver credits[2]	533	—
Total inventory	$ 1,392	$ —

[1] Represents 1,073 oz of gold (2022: nil oz) and includes depletion of $0.6 million at December 31, 2023 (2022: $nil).

[2] Represents 44,950 oz of silver (2022: nil oz) and includes depletion of $0.4 million at December 31, 2023 (2022: $nil).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10. LOANS RECEIVABLE

As at December 31	2023	2022
Loan Receivable – Elevation	$ 17,731	$ —
Loan Receivable – Nevada Copper	11,840	—
Convertible Debenture – Excelsior Mining	1,638	—
Bridge Financing – Stornoway Diamonds	—	11,096
Total loans receivable	31,209	11,096
Provision for expected credit losses	(9,723)	—
Net loans receivable	21,486	11,096
Current portion	2,500	—
Loans Receivable – Long-term	$ 18,986	$ 11,096

In conjunction with the acquisition of Maverix, Triple Flag acquired a loan receivable from Elevation and subsequently provided an additional $2.0 million loan during the first quarter of 2023. On May 15, 2023, Triple Flag entered into an amended and restated loan agreement with Elevation and subsequently provided an additional $5.5 million loan during the second quarter of 2023. Under the terms of the amended and restated agreement, interest accrues at an interest rate of 10% per annum, payable quarterly. On December 15, 2023, the loan was further amended, resulting in mandatory repayments of $0.63 million per quarter, starting on March 15, 2024. The balance of the principle repayable is due on, or before, February 28, 2025.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended on October 28, 2022 to provide for a new tranche of up to $25 million. The Company funded $2.5 million on each of February 22, 2023 and March 13, 2023, respectively. Pursuant to the binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala Investments Limited and Mercuria Energy Holdings (Singapore) Pte. Ltd, Triple Flag funded an additional $3.3 million to Nevada Copper during the second quarter of 2023. In September 2023, Triple Flag funded an additional $3.3 million, the last of its commitments under the financing package. The loan carries interest at SOFR plus an adjustment spread and a fixed margin. The loan matures on July 31, 2029 and can be repaid prior to maturity with no penalty.

On February 9, 2023, Triple Flag invested $1.5 million in Excelsior Mining Corp ("**Excelsior**") in the form of a Convertible Debenture ("**Debenture**"). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

The Bridge Financing represented a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway Diamonds (Canada) inc. ("**Stornoway**") and certain of its subsidiaries. The loan receivable was written off during the year, resulting in an impairment charge of $11.7 million (Note 13).

The expected credit loss for the loans receivable is measured based on the general approach. On December 31, 2023, Triple Flag recorded a provision for expected credit loss against its loans receivable from Elevation of $9.7 million. Refer to Note 24 for more details.

11.   INVESTMENTS AND PREPAID GOLD INTERESTS

As at December 31	2023	2022
Prepaid gold interests – Auramet	$ 40,248	$ —
Investments[1]	6,248	5,372
Prepaid gold interests – Steppe Gold	—	4,534
Total investments and prepaid gold interests	46,496	9,906
Current portion	13,947	9,906
Non-current portion	$ 32,549	$ —

[1] The fair value of the level 1 investments is $4.7 million (2022: $3.0 million) and the fair value of the level 3 investments is $1.6 million (2022: $2.3 million). Refer to Note 25 for additional details.

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold. The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss and fair value was calculated based on the LBMA PM fix on the last trading day of the reporting period. The final delivery was made in May 2023.

On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5 million less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of December 31, 2023 are 37,500 ounces of gold. The prepaid interest is classified as level 2 of the fair value hierarchy.

For the year ended December 31, 2023, the Company recognized a gain of $1.5 million (2022: $4.0 million loss) as a result of changes in fair value of investments and prepaid gold interest.

12. MINERAL INTERESTS

December 31, 2023	Mineral Streams		Royalties		Total[1]	
Cost						
As at January 1, 2023	$	1,281,254	$	285,857	$	1,567,111
Additions[2]		76,700		552,603		629,303
Disposals[3]		—		(3,000)		(3,000)
As at December 31, 2023	$	1,357,954	$	835,460	$	2,193,414
Accumulated depletion and impairments						
As at January 1, 2023	$	(284,095)	$	(54,845)	$	(338,940)
Depletion		(44,747)		(21,390)		(66,137)
Impairment charges[4]		(8,448)		(6,836)		(15,284)
As at December 31, 2023	$	(337,290)	$	(83,071)	$	(420,361)
Carrying value	**$**	**1,020,664**	**$**	**752,389**	**$**	**1,773,053**

December 31, 2022	Mineral Streams		Royalties		Total[1]	
Cost						
As at January 1, 2022	$	1,277,091	$	234,476	$	1,511,567
Additions[5]		4,163		53,782		57,945
Disposals[6]		—		(2,401)		(2,401)
As at December 31, 2022	$	1,281,254	$	285,857	$	1,567,111
Accumulated depletion and impairments						
As at January 1, 2022	$	(244,506)	$	(41,828)	$	(286,334)
Depletion		(39,589)		(9,417)		(49,006)
Impairment charges[7]		—		(3,600)		(3,600)
As at December 31, 2022	$	(284,095)	$	(54,845)	$	(338,940)
Carrying value	**$**	**997,159**	**$**	**231,012**	**$**	**1,228,171**

[1] Includes $1,168 million (2022: $1,036 million) of depletable mineral interest and $605 million (2022: $192 million) of non-depletable mineral interest.

[2] Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Clean Air Metals royalty ($3.7 million), the Stawell royalty ($16.6 million), the Prieska royalty ($3.5 million), the Nueva Recuperada royalty ($2.2 million) and the Johnson Camp Mine royalty ($5.5 million).

[3] Reflects the Eastern Borosi royalty buy-down ($1.0 million loss).

[4] Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million). Refer to Note 13 for further details.

[5] Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor royalty and Sofia royalty.

[6] Reflects Talon royalty buy-down in 2022 ($2.1 million gain).

[7] Reflects an impairment charge taken on the Beaufor royalty in 2022.

Significant cash flowing mineral interests acquired as part of the Maverix acquisition includes the following (see Note 6).

Beta Hunt

Beta Hunt mine is located in the prolific Kambalda mining district, located 600 km from Perth, Western Australia. As part of the royalty agreement with Karora Resources, operator of Beta Hunt, the Company holds a 3.25% GRR and 1.5% NSR royalty on gold as well as a 1.5% NSR royalty on nickel. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $46.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over an eight-year life of mine.

Camino Rojo

Camino Rojo is a gold and silver open-pit oxide heap leach mine located in Mexico. As part of the royalty agreement with Orla Mining, operator of Camino Rojo, the Company holds a 2.0% NSR royalty. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $27.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over a 10-year life of mine.

El Mochito

El Mochito is a polymetallic mine located in northwestern Honduras. Under the stream arrangement with Kirungu, the operator of El Mochito mine, the Company receives 25% of the silver produced from the mine with an ongoing payment of 25% of spot silver price. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $24.3 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over a nine-year life of mine.

La Colorada

La Colorada mine is a long-life underground polymetallic mine located in Mexico. Under the stream agreement with Pan American Silver, operator of La Colorada mine, the Company receives 100% of the gold produced from the mine with an ongoing payment of $650 per ounce of gold. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $22.5 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over an 18-year life of mine.

13. IMPAIRMENTS OF STREAMS, ROYALTIES AND OTHER INTERESTS

In accordance with the Company's accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each CGU are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of FVLCD and VIU, which is generally calculated using an estimate of future discounted cash flows.

For the years ended December 31, 2023 and 2022, the Company reviewed all assets for indicators of impairment or reversal of impairment for the Company's mineral interests and concluded there were no indicators of impairment or reversal of impairment, except as noted below.

Stornoway Diamonds (Canada) inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway, experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India's diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies' Creditors Arrangement Act in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million, of which $11.7 million related to the bridge loan receivable and $8.5 million to the mineral interest.

Beaufor

In the second half of 2022, Monarch Mining Corporation ("**Monarch**"), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, now exceeding 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

14. AMOUNTS PAYABLE AND OTHER LIABILITIES

As at December 31	2023	2022
Accrued liabilities[1]	$ 13,630	$ 9,363
Share-based payments (Note 20)	811	434
Amounts payable	628	1,027
Accrued interest[2]	597	496
Total amounts payable and other liabilities	**$ 15,666**	**$ 11,320**

[1] Accrued liabilities include accruals for annual short-term incentive plan and services performed as well as an accrual for the Automatic Share Purchase Plan ("**ASPP**") ($8 million).

[2] Accrued interest represents standby charges accrued on the Credit Facility.

15. DEBT

As at December 31	2023	2022
Debt – beginning of year	$ —	$ —
Revolving Credit Facility drawdown	130,000	—
Repayments	(73,000)	—
Debt	**$ 57,000**	**$ —**

REVOLVING CREDIT FACILITY

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company's assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

- Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2022: 0.75% and 1.75% per annum) depending upon the Company's leverage ratio; or

- SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2022: 1.75% and 2.75% per annum), depending on the Company's leverage ratio.

As at December 31, 2023, a total of $57 million of the Credit Facility was drawn down (December 31, 2022: $nil). Finance costs, net for the year ended December 31, 2023 were $7.2 million (2022: $3.2 million), including interest charges and standby fees. Standby fees range from 0.39% to 0.62% per annum (2022: 0.39% to 0.62% per annum) depending on the Company's leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios. As at December 31, 2023, all such ratios and requirements were met.

16. OPERATING EXPENSES BY NATURE[1]

For the years ended December 31	2023	2022
Employee costs[2,3]	$ 14,533	$ 11,890
Office, insurance and other expenses	5,000	4,113
Professional services[3]	4,412	2,115
Amortization	369	374
Total operating expenses	**$ 24,314**	**$ 18,492**

[1] Includes general administration costs and business development costs.

[2] Includes share-based compensation expense of $5.3 million (2022: $5.1 million).

[3] Certain costs have been presented within business development costs due to their nature.

17. FINANCE COSTS, NET

For the years ended December 31	2023	2022
Interest expense – debt and lease obligation	$ 7,322	$ 3,312
Interest income	(3,200)	(1,899)
Total finance costs, net	**$ 4,122**	**$ 1,413**

18. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Mineral interests

The following table summarizes the Company's commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreement:

Mineral interest	Commodity	Inception date	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	50%[3]	17% of spot	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023[9]	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023[9]	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023[9]	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023[9]	100%	20% of spot	Life of mine

Prepaid gold interests

Auramet	Gold	Jan. 19, 2023[9]	1,250 ounces per quarter	16% of spot	Commercial conditions milestones[10]

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from Altan Tsagaan Ovoo ("**ATO**") until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.

[4] Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

[5] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project's production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to US$65 million.

[6] The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[7] 70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.

[8] 54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter, 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.

[9] Acquired pursuant to the Maverix acquisition.

[10] On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

CONTINGENCIES

i. Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45 million and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10 million upon a construction decision, $10 million on the first anniversary of the initial payment, and two $12.5 million payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii. Nevada Copper Stream Amendment and Acquisition of Royalties

On October 28, 2022, under the most recent stream amendment, the Company accelerated the payment of the remaining unfunded deposit in the amount of $3.8 million. Pursuant to the purchase of a 2% NSR royalty on the Tedeboy Area, a contingent payment of $5.0 million will be funded upon commencement of commercial production.

19. RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries and key management personnel. During the normal course of operations, the Company enters into transactions with its subsidiaries for services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

The Company's related parties are its key management personnel and its Directors, as well as Triple Flag Mining Aggregator S.à r.l. ("**Aggregator**"). Aggregator owns a majority of the issued and outstanding common shares of the Company and is controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31	2023	2022
Salaries and short-term employee benefits[1]	$ 9,234	$ 6,836
Share-based payments[2]	5,299	5,054
	$ 14,533	$ 11,890

[1] Includes salary, benefits and bonuses earned in the period.

[2] Represents stock options, restricted share units, and deferred share units.

20. STOCK-BASED COMPENSATION

STOCK OPTIONS

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the closing price of a common share on the NYSE on the last trading day immediately prior to the applicable date on which the stock option is granted). Stock options vest equally in annual instalments over three years and have a seven-year expiry.

At December 31, 2023, 3,957,362 (2022: 3,032,771) stock options were granted and outstanding. The options are expected to expire seven years after the grant date with the 2023 grant having an exercise price equal to the offering price of $13.73 (2022 grant: $13.00) per share. The options were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 36% (2022: 31%), expected dividend yield of 1.5% (2022: 1.5%), option life of 4.5 years (2022: 4.5 years), forfeiture rate of 10% (2022: 10%) and risk-free rate of 3% (2022: 1.5%) for the 2023 grant. The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration the historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the Government of Canada benchmark bond yields in effect at the time of the grant.

Compensation expense for stock options was $3.4 million in 2023 (2022: $3.3 million) and is presented as a component of employee costs within operating expenses. Options of 1,507,172 (2022: 505,970) were available to be exercised as at December 31, 2023, but no options were exercised.

EMPLOYEE STOCK OPTION ACTIVITY

	2023		2022	
	Options	Average exercise price	Options	Average exercise price
At January 1	3,032,771	$ 13.00	1,517,910	$ 13.00
Granted	966,413	13.73	1,514,861	13.00
Forfeited	(41,822)	13.35	–	–
At December 31	3,957,362	$ 13.17	3,032,771	$ 13.00

STOCK OPTIONS OUTSTANDING

	Outstanding				Exercisable		
Exercise price	Options	Average price	Average life (years)	Intrinsic value[1]	Options	Average price	Intrinsic value[1]
$13.17	2,450,190	$ 13.27	4.5	$ 466	1,507,172	$ 13.00	467

[1] Based on the closing market share price on December 31, 2023 of $13.31.

As at December 31, 2023, there was $2.2 million (2022: $2.4 million) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a weighted average period of 0.7 years.

RESTRICTED SHARE UNITS (RSUS) AND DEFERRED SHARE UNITS (DSUS)

During the year ended December 31, 2023, 120,065 RSUs (2022: 69,102) were awarded to employees and officers of the Company. The RSUs will vest in full on the third anniversary of the grant date, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company's stock-based compensation expense is an amount of $1.0 million (2022: $0.6 million) relating to RSUs. As at December 31, 2023, there was $1.5 million (2022: $1.1 million) of total unrecognized non-cash stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a weighted average period of 1.8 years. The value of the RSU liability as at December 31, 2023 was $1.8 million (2022: $0.8 million), of which $0.8 million (2022: $nil) is current.

During the year ended December 31, 2023, 66,504 DSUs (2022: 72,439) were granted to its non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. All outstanding DSUs granted are available to be redeemed on December 31, 2023. 25,434 DSUs were redeemed during the year at a total value of $0.3 million. The mark-to-market adjustment recorded for the year ended December 31, 2023 in respect of the DSU Plan resulted in an increase in the DSU liability of $0.06 million (2022: $0.1 million). The value of the DSU liability as at December 31, 2023 was $2.5 million (2022: $2.0 million), of which $nil (2022: $0.4 million) has been classified as current.

21. INCOME TAXES

A. INCOME TAX EXPENSE

For the years ended December 31	2023	2022
Current income tax expense	$ 4,687	$ 5,559
Deferred tax recovery	(4,580)	(770)
Income tax expense	$ 107	$ 4,789

For the years ended December 31	2023	2022
Tax expense related to continuing operations		
Current		
Canada	$ 860	$ –
International	3,827	5,559
	4,687	5,559
Deferred		
Canada	(4,468)	(807)
International	(112)	37
	(4,580)	(770)
Income tax expense	$ 107	$ 4,789

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company's weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31	2023	2022
Earnings before income taxes	$ 36,389	$ 59,875
At 26.5% statutory rate	$ 9,643	$ 15,867
Tax effects of:		
Differences in foreign statutory tax rates	(14,911)	(12,901)
Temporary difference subject to Initial Recognition Exemption	4,000	668
Deferred tax asset not recognized	3,104	—
Income/expenses not taxed	(628)	1,105
Adjustments in respect to prior year	(465)	(392)
Impact of foreign exchange on deferred tax balance	(253)	368
Other	(383)	74
Income tax expense	$ 107	$ 4,789

B.   DEFERRED INCOME TAX

The significant components of deferred income tax assets and liabilities as at December 31, 2023 and 2022, respectively, were as follows:

SUMMARY OF DEFERRED INCOME TAX ASSETS AND LIABILITIES

For the years ended December 31	2023	2022
Deferred tax assets		
Non-capital loss carryforwards	$ 19,541	$ 11,908
Stream and other assets	7,298	980
	26,839	12,888
Deferred tax liabilities		
Royalties and other assets	(21,134)	(11,763)
	5,705	1,125
Classification		
Non-current assets	9,343	2,610
Non-current liabilities	(3,638)	(1,485)
	$ 5,705	$ 1,125

MOVEMENT IN NET DEFERRED TAXES

For the years ended December 31	2023	2022
Balance, beginning of the year	$ 1,125	$ 163
Recognized in profit and loss	4,580	770
Corporate Minimum Tax	—	192
Balance, end of year	$ 5,705	$ 1,125

Changes in deferred tax assets and liabilities have been recorded in net income for all periods presented.

NON-CAPITAL LOSSES

Non-capital losses (**"NCLs"**) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2039 and 2042, as follows:

Year of Expiry	2039	2040	2041	2042	Total
NCLs	$ 18,133	$ 7,535	$ 12,928	$ 2,755	$ 41,351

22. SHAREHOLDERS' EQUITY

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2023, the share capital comprised 201,353,962 common shares with no par value.

	Number of common shares		Share capital
Balance at December 31, 2021	156,036,737	$	1,253,013
Normal course issuer bid purchase of common shares	(351,144)		(2,819)
Balance at December 31, 2022	155,685,593	$	1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390		491,111
Exercise of stock options	256,799		442
Issuance of shares upon exercise of warrants[1]	1,800,000		24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)		(16,903)
Balance at December 31, 2023	201,353,962	$	1,749,180

[1] On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2023, Triple Flag received approval from the TSX to renew its normal course issuer bid ("**NCIB**"). Under the NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023, except where purchases are made in accordance with the "block purchase exemption" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the year ended December 31, 2023, the Company purchased 1,485,820 (2022: 351,144) of its common shares under the NCIB for $20.7 million (2022: $4.1 million), of which $13.9 million (2022: $2.8 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8 million (2022: nil) for share repurchases under the ASPP for the self-imposed blackout period over the year-end reporting period.

DIVIDENDS

In 2023, we declared and paid dividends in United States dollars totaling $41.3 million (2022: $30.4 million), which equates to an average dividend per share of $0.0513 (2022: $0.0488) per declaration. For the year ended December 31, 2023, no shares were issued from treasury for participation in the Distribution Reinvestment Plan ("**DRIP**").

23. CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2023, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 24 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 15) as at December 31, 2023.

24. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company's financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding sales taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $18.8 million as at December 31, 2023 (2022: $8.0 million) with loans receivable at a carrying value of $21.5 million (2022: $11.1 million).

The expected credit loss for the loans receivable is measured based on the general approach. On December 31, 2023, Triple Flag recorded a provision for expected credit loss against its loans receivable of $9.7 million. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2023 and December 31, 2022 were as follows:

As at December 31, 2023	FVTPL		Financial Assets at amortized cost		Financial Liabilities at amortized cost	
Cash and cash equivalents	$	–	$	17,379	$	–
Amounts receivable (excluding sales taxes and prepaid expenses)		–		18,797		–
Investments and prepaid gold interests		46,496		–		–
Loans receivable		–		21,486		–
Amounts payable and other liabilities		–		–		15,666
Debt		–		–		57,000
Total	$	46,496	$	57,662	$	72,666

As at December 31, 2022	FVTPL		Financial Assets at amortized cost		Financial Liabilities at amortized cost	
Cash and cash equivalents	$	–	$	71,098	$	–
Amounts receivable (excluding sales taxes and prepaid expenses)		–		8,061		–
Investments and prepaid gold interests		9,906		–		–
Loans receivable		–		11,096		–
Amounts payable and other liabilities		–		–		11,320
Total	$	9,906	$	90,255	$	11,320

Notes to the Consolidated Financial Statements

25. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

A.   CURRENCY RISK

As the Company evaluates potential mining interests across the globe, some of the Company's financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company's assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

B.   INTEREST RATE RISK

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges linked to interest rates. An increase of 1% in interest rates would have resulted in a decrease in net income of $0.5 million (2022: $nil).

C.   CREDIT RISK

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's royalty receivables, loans receivable, cash and cash equivalents, and short-term investments.

The Company's metals received from the various mineral interests are sold to a third-party broker and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue loans receivable amounts, with management being proactively involved in discussions with counterparties to whom loans are provided. Furthermore, the Company reviews the recoverable amount of each loan receivable on an individual basis at the end of the reporting period to ensure that an adequate loss allowance is made where management determines there to be an expected credit loss. In doing so the Company has decided to recognize a $9.7 million ECL at year-end to account for the increase in credit risk on its loans receivable from Elevation.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of non-payment by the third party to cover the net book value of the note receivable.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2023, the Company's cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum A1/P1 rating.

D.   LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows and debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flows from royalties and the sale of metal credits will be sufficient to fund its anticipated operating cash requirements for the next 12 months.

Below is a maturity analysis of the Company's undiscounted financial liabilities and contractual obligations:

As at December 31, 2023		Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$	15,666	$	15,666	$	—	$	—
Lease obligation		2,573		444		933		1,196
Debt		57,000		—		57,000		—
Total contractual obligations	$	75,239	$	16,110	$	57,933	$	1,196

As at December 31, 2022		Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$	11,320	$	11,320	$	—	$	—
Lease obligation		2,340		317		612		1,411
Total contractual obligations	$	13,660	$	11,637	$	612	$	1,411

E.   COMMODITY PRICE RISK

The profitability of the Company's operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company's mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company's operations and acquisition opportunities, and significantly erode shareholder value.

An increase/(decrease) of 10% in the price of gold and silver, the Company's two largest net revenue sources, would result in an increase/(decrease) of net earnings of approximately $10.1 million (2022: $6.7 million) and $6.7 million (2022: $5.5 million), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

26. REVENUE

Revenue is comprised of the following:

For the years ended December 31		2023		2022
Revenue from contracts with customers				
Streaming and related interests				
Gold	$	**74,743**	$	50,222
Silver		**74,275**		61,051
Other		**8,139**		10,301
Royalty Interests		**46,867**		28,705
Revenue – other		**–**		1,606
Total revenues	$	**204,024**	$	151,885

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the years ended December 31		2023		2022
Revenue from contracts with customers				
Streaming and related interests				
Cerro Lindo	$	**45,602**	$	46,742
Northparkes		**28,337**		25,316
Altan Tsagaan Ovoo		**19,030**		15,503
RBPlat		**12,487**		13,817
Moss		**12,071**		–
Buriticá		**11,352**		9,150
Auramet		**9,794**		–
Renard		**7,735**		9,437
La Colorada		**5,149**		–
Other		**5,600**		1,609
	$	**157,157**	$	121,574
Royalty Interests				
Fosterville	$	**9,923**	$	15,275
Beta Hunt		**9,498**		–
Young-Davidson		**5,218**		5,602
Camino Rojo		**4,459**		–
Florida Canyon		**4,098**		–
Dargues		**3,094**		4,218
Agbaou		**2,570**		–
Stawell		**1,621**		1,269
Other		**6,386**		2,341
	$	**46,867**	$	28,705
Revenue from contracts with customers	$	**204,024**	$	150,279
Revenue – other	$	**–**	$	1,606
Total revenues	$	**204,024**	$	151,885

27. SEGMENT DISCLOSURE

The Company's business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company's chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the years ended December 31, 2023 and 2022, stream and royalty revenues were mainly earned from the following jurisdictions:

REVENUE BY GEOGRAPHY

For the years ended December 31		2023		2022
Australia[1]	$	**54,064**	$	47,482
Peru[2]		**45,863**		46,742
United States[3]		**26,366**		1,609
Mongolia[4]		**19,030**		15,503
Canada[5]		**15,967**		17,582
South Africa[4]		**12,487**		13,817
Colombia[4]		**11,352**		9,150
Mexico[6]		**10,887**		–
Other[7]		**8,008**		–
Total revenues	$	**204,024**	$	151,885

[1] Includes revenue from streams for the year ended December 31, 2023 of $28.3 million (2022: $25.3 million) and revenues from royalties for the year ended December 31, 2023 of $25.7 million (2022: $22.2 million).

[2] Includes revenue from streams for the year ended December 31, 2023 of $45.6 million (2022: $46.8 million) and revenues from royalties for the year ended December 31, 2023 of $0.3 million (2022: $nil).

[3] Includes revenue from streams and related interests for the year ended December 31, 2023 of $22.3 million (2022: $1.6 million) and revenues from royalties for the year ended December 31, 2023 of $4.1 million (2022: $nil).

[4] All revenue from streams.

[5] Includes revenue from streams for the year ended December 31, 2023 of $7.7 million (2022: $9.4 million), revenues from royalties for the year ended December 31, 2023 of $8.2 million (2022: $6.5 million) and other revenue of $nil (2022: $1.6 million).

[6] Includes revenue from streams for the year ended December 31, 2023 of $5.1 million (2022: $nil) and revenues from royalties for the year ended December 31, 2023 of $5.7 million (2022: $nil).

[7] Includes revenue from streams for the year ended December 31, 2023 of $5.2 million (2022: $nil) and revenues from royalties for the year ended December 31, 2023 of $2.8 million (2022: $nil). Includes revenue from Cote d'Ivoire and Honduras.

For the years ended December 31, 2023 and 2022, non-current assets were located in the following jurisdictions::

As at December 31	2023		2022
Australia	$ 636,310	$	572,988
United States	399,051		200,457
Canada	254,066		151,800
South Africa	130,975		131,345
Peru	115,179		95,620
Mexico	72,826		—
Cote d'Ivoire	59,321		—
Colombia	46,040		48,577
Chile	31,764		20,172
Guatemala	24,900		—
Honduras	22,268		—
Mongolia	18,110		19,315
Other	26,616		6,150
Total non-current assets	$ 1,837,426	$	1,246,424

28. CHANGES IN WORKING CAPITAL

As at December 31	2023		2022
Increase in amounts receivable and other assets	$ (4,168)	$	(4,828)
(Increase)/decrease in inventory[1]	(363)		293
Decrease in loans receivable	—		1,126
Increase in amounts payable and other liabilities	2,799		3,009
Change in working capital	$ (1,732)	$	(400)

[1] Excludes depletion.

29. EARNINGS PER SHARE – BASIC AND DILUTED

For the years ended December 31	2023		2022	
	Basic	Diluted	Basic	Diluted
Net earnings	$ 36,282	$ 36,282	$ 55,086	$ 55,086
Weighted average shares outstanding	199,327,784	199,519,312	155,950,659	155,950,659
Earnings per share	$ 0.18	$ 0.18	$ 0.35	$ 0.35


TRIPLEFLAG
PRECIOUS METALS

EXECUTIVE MANAGEMENT

Shaun Usmar, Founder, CEO and Director

Sheldon Vanderkooy, CFO

James Dendle, SVP, Corporate Development

Eban Bari, VP, Finance

Warren Beil, General Counsel

Katy Board, VP, Talent & ESG

Leshan Daniel, Managing Director, Finance

David Lee, VP, Investor Relations

DIRECTORS

Dawn Whittaker, Chair

Susan Allen, Director and Chair of the Audit & Risk Committee

Peter O'Hagan, Director and Chair of the Compensation & Talent Committee

Tim Baker, Director and Chair of the Governance & Sustainability Committee

Mark Cicirelli

Shaun Usmar, Founder, CEO and Director

Blake Rhodes

Geoff Burns

Elizabeth Wademan

TRIPLEFLAG
PRECIOUS METALS

Triple Flag Precious Metals Corp.

TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

Triple Flag International Ltd.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton HM 11, Bermuda

Common Share Listings

Toronto Stock Exchange: TFPM
New York Stock Exchange: TFPM

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent

Computershare Investor
Services Inc.
100 University Avenue, 8th Floor
Toronto, ON, Canada M5J 2Y1
Toll Free: (800) 564-6253
Tel: +1 (416) 263-9200
service@computershare.com

Investor Relations

David Lee
Vice President,
Investor Relations
ir@tripleflagpm.com

Sustainability

Katy Board
Vice President, Talent & ESG
esg@tripleflagpm.com

TRIPLEFLAGPM.COM